10/28

Follow-Up Materials

03032955

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Andes Int'l Holdings

*CURRENT ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4031 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 10/29/03

82-4031

ARIS

3-31-03 03 OCT 20 AM 7:21

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

CORPORATE PROFILE AND CORPORATE OBJECTIVE

Corporate Profile

Pacific Andes International Holdings Limited supplying frozen food products since 1986. The Company now sources, processes and distributes a diverse range of frozen food products to 36 countries worldwide covering the People's Republic of China, North and South America, Europe, Africa and Asia. Our client base ranges from wholesalers, retailers, processors, reprocessors and institutional customers.

The Company was listed on the Hong Kong Stock Exchange in 1994, headquartered in Hong Kong with offices in the PRC, Singapore, Russia and North America. In 1996 the Group's resource development and trading division, Pacific Andes (Holdings) Limited, was separately listed on the Singapore Exchange Securities Trading Limited.

Corporate Objective

Our goal is to be a vertically integrated global food company that sources, produces, processes, and distributes its nutritious frozen food products through a highly diversified distribution network to meet the needs of value-orientated and health conscious consumers around the world.

CONTENTS

BEST AVAILABLE COPY

Board of Directors

Executive
Ng Swee Hong, *Chairman*
Ng Joo Siang, *Managing Director*
Teh Hong Eng
Ng Joo Kwee
Ng Joo Puay, Frank
Ng Puay Yee
Cheng Nai Ming

Non-Executive
Kwok Lam Kwong, Larry
Lew V Robert

Audit Committee

Kwok Lam Kwong, Larry
Lew V Robert

Company Secretary

Cheng Nai Ming

Solicitors

Baker & McKenzie

Auditors

Deloitte Touche Tohmatsu

Principal Bankers

Bank Mandiri
Bank of China
Credit Agricole Indosuez
Hang Seng Bank
Hongkong Bank
Rabobank
Standard Chartered Bank

Registered Office

Cedar House
41 Cedar Avenue
Hamilton HM12 Bermuda

Principal Office

Rooms 3201-3215
Hong Kong Plaza
188 Connaught Road West
Hong Kong

Principal Registrars & Transfer Office in Bermuda

The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda

Branch Registrars & Transfer Office in Hong Kong

Secretaries Limited
G/F
BEA Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

BUSINESS STRUCTURE



Pacific Andes International Holdings Limited
Resource Development & Trading Division
Processing & Distribution Division
Vegetable and Plantation
Transport & Ship Agency
Global Sourcing & Supply
Seafood Processing
Marketing Department
Distribution Department
PRC Processing
Ship Agency Department
Logistics Supply
Chartering Department
Transportation Vessels
Sourcing Department
International Procurement
Russian Business
Supply Department
International Sales
PRC Sales
North American Processing
National Fish & Seafood, Inc. (60%)
PRC Processing
Subcontracting Department
16 subcontracting plants in the PRC
Direct Processing Department
3 self-operated plants
North American Sales
European Sales
PRC Sales
North American Distribution
National Fish & Seafood, Inc. (60%)
PRC Distribution
Pelican Food
European Distribution

I am pleased to report healthy operational and financial results for Pacific Andes International Holdings Limited ("Pacific Andes" or the "Company") and its subsidiaries (the "Group") for the year ended 31 March 2003.

Financial Highlights


HK$ million
5,000
4,000
3,000
2,000
1,000
0
2,671
3,547
3,849
2001
2002
2003
Year ended 31 March

Turnover

During FY2003, the Group recorded an increase of 8.5% in turnover to HK$3.8 billion. The growth was primarily attributable to the increased demand for frozen seafood products from our existing markets.

Operating Profit


HK$ million
250
200
150
100
50
0
162
190
196
2001
2002
2003
Year ended 31 March

Profit Attributable to Shareholders


HK$ million
100
80
60
40
20
0
57
80
94
2001
2002
2003
Year ended 31 March

During FY2003, the Group recorded improved profitability. Operating profit increased by 3.0% to HK$196 million. Profit attributable to shareholders grew from HK$80,128,000 in FY2002, to HK$94,351,000 in FY2003, representing an increase of 17.8%.

Gross Profit Margin


%
15
12
9
6
3
0
10.80
10.21
9.78
2001
2002
2003
Year ended 31 March

Net Profit Margin


%
5
4
3
2
1
0
2.87
2.99
3.20
2001
2002
2003
Year ended 31 March

The gross profit margin was down from 10.21% in 2002, to 9.78% in 2003. This was due to the lower interest rate environment, which enabled the Group to adjust its selling prices, passing the benefits of interest saving to our customers. Nevertheless, the net profit margin continued to grow from 2.99% to 3.20%, reflecting the benefits derived from our vertical integrated business operation and the saving in interest expenses.


HK cents
15
12
9
6
3
0
8.6
12.2
13.6
2001
2002
2003
Year ended 31 March

Earnings per Share

Reflecting our higher profitability, earnings per share for the year were HK 13.6 cents compared to HK 12.2 cents in 2002, an increase of 11.6%.


HK$ million
1,000
800
600
400
200
0
614
693
784
2001
2002
2003
At 31 March

Shareholders' Fund

Shareholders' fund increased 13.13% to HK$784 million.


%
15
12
9
6
3
0
8.95
11.56
12.03
2001
2002
2003
Year ended 31 March

Return on Shareholders' Fund

Benefiting from the improved profitability, the return on shareholders' fund improved from last year's 11.56%, to 12.03% this year.


HK$
1.15
1.10
1.05
1.00
0.95
0.90
0.85
0.97
1.06
1.10
2001
2002
2003
At 31 March

Net Asset per Share

Net asset per share increased 3.8% to HK$1.10.


Times
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.70
2.30
1.98
2001
2002
2003

Year ended 31 March

Interest Cover

As the Group's operating margin improved, interest cover improved to 2.70 times, compared to last year's 2.30 times.


Days
100
80
60
40
20
0
92
72
59
2001
2002
2003

Year ended 31 March

Stock Turnover

Stock turnover decreased from 92 days to 72 days. During FY2002, there was an import ban of animal-origin products from the PRC into the EU, as well as the delay and shortening in the fishing season of one of the Group's core species, Alaskan pollock, due to the reduction of fishing quota by the Russian government. This resulted in the temporary increase in inventory holdings. As the import ban has now been lifted and the Alaskan pollock fishing quota has increased this year, our inventory holdings have been reduced by 14.7% to HK$685 million.


Days
100
80
60
40
20
0
78
48
47
2001
2002
2003

Year ended 31 March

Debtor Turnover

The debtor turnover period was 47 days, remaining in line with the 48 days recorded last year.

Total Borrowings


HK$ million
1,000
800
600
400
200
0
518
918
775
2001
2002
2003
At 31 March

Debt-to-Equity Ratio


%
100
80
60
40
20
0
61
87
53
2001
2002
2003
At 31 March

As of 31 March 2003, total borrowings were reduced by 16%, from HK$918 million in 2002, to HK$775 million in 2003. Net debt to shareholders' equity ratio was reduced from 87% in 2002, to 53% in 2003. As of 31 March 2003, cash on hand increased to HK$222 million, compared to HK$100 million in 2002. This strengthened liquidity position and the financial resources of the Group provides a strong foundation for further expansion. Net debt represents interest-bearing borrowings less discounting advances drawn on trade receivables with insurance coverage and cash and deposits with financial institutions. Equity comprises shareholders' funds and minority interests.

Appropriations

In line with the Group's dividend policy, the board of directors proposes to distribute one-third of the Group's net profit for payment to shareholders as dividends once a year. As such, a final dividend of HK4.5 cents per ordinary share has been proposed to shareholders.

Review of Business

The volatile and uncertain business environment in FY2003 created many challenges for the Group. Changing government policies and the rising credit risks caused by the economic slow down put to test the Group's capabilities and resilience. The continued slowing of the global economy hit our Western European market and North American market. The rising unemployment in Western Europe and the introduction of the Euro led to widespread uncertainty among consumers in many European countries. The increase in oil prices also led to an increase in the Group's freight cost by 20% in general.

The import ban on all animal-origin products from the PRC by the EU affected our sales to Western Europe in the first half of FY2003. During the ban period, the PRC government implemented a series of measures to ensure food safety, including inspecting every processing factory. Although the import ban was lifted in July 2002, the Group's export to the EU was only fully resumed by October 2002.

Review of Business – continued

Towards the second half of FY2003, the Group saw rapid legislative and regulatory changes in the PRC, particularly pertaining to the import of foodstuffs into the country. Whereas there were no restrictions in the past, the PRC authorities tightened their regulations to ensure the quality and traceability of imported foodstuffs. As at the end of 2002, the purchase of imported fish now requires an import permit to be issued by the Commodity Inspection and Quarantine Bureau ("CIQ") before purchase orders can be issued to suppliers. The introduction of these changes meant our sales to the PRC market were temporarily delayed as our customers took more time to get the necessary import permits.

Despite the difficult business conditions during the year, the overall frozen seafood consumption in our markets continued to increase. This is in part due to our broader sales strategy, as well as our policy to continue to enhance our processing capabilities. Pacific Andes not only continued its good performance, but we also have a stronger financial position.

Operations Review

Market Analysis

The PRC remains the Group's main revenue source, accounting for 50% of the Group's total sales mix for the year. The growing trend of improving living standards and pursuing better quality and nutritious food products in the PRC, has continued to provide a robust demand for our diversified seafood products. Sales in the PRC market increased 6.2% to HK$1.93 billion, against HK$1.82 billion in FY2002.

The introduction of sales through bonded warehouses in November 2001 effectively shortened delivery lead-times and expanded the elasticity and flexibility of our operations. At the same time, it also enabled us to expand our customer base by allowing us to encompass buyers who purchase on a smaller scale. However, the introduction of these innovative distribution arrangements created a temporary setback in our PRC sales. The Group posted a decline in sales of 8.1% in the first half of FY2003 compared to the same period FY2002. This was attributable to the change in customers' purchasing habits which shifted from advanced orders and bulk-buying patterns, to just-in-time purchases. By the second half of FY2003, as purchasing schedules adjusted and normalised, the Group saw corresponding increase in our sales activities.

By the end of 2002, the PRC government tightened the import permit issuance procedures for frozen fish. As a result, our customers now have to apply for the import permit before any purchase contracts can be entered into. This meant our sales to the PRC market were delayed as our customers took more time to get the necessary import documents. Nevertheless, our distribution arrangements and the development of a broader customer base helped improve our sales figures. Pleasingly, overall, sales to the PRC increased 15% from HK$1.14 billion in the second half of FY2002, to HK$1.28 billion in the second half of FY2003.

Sales to Western Europe showed a dramatic and remarkable recovery following the repeal of the import ban imposed by the European Commission on products of animal-origin intended for human or animal consumption that had derived from the PRC. After the lifting of the ban in July 2002, sales to Western Europe soared by 110%, from HK$237.5 million in the second half of FY2002, to HK$499.4 million in the second half of FY2003. As a result, sales during FY2003 showed an increase of 20.5% from HK$656.8 million in FY2002, to HK$791.2 million. This accounted for 20.6% of total sales.

Operations Review – continued

Market Analysis - *continued*

North America continued to be a strong market for the Group, accounting for 23.5% of total sales. During FY2003, sales increased by 4.4%, from HK$867.8 million in FY2002, to HK$905.8 million. Due to the weakened economy, as well as an increase in bankruptcy cases in the US, the Group took extra precautions to carefully deal with its customers, even though all sales to the US have been covered by credit insurance. To minimise risk, as well as to satisfy a more robust demand in our Western Europe market, we shifted some of our sales distribution of fillets and portion destined for North America to Europe. Reflecting these changes, sales to North America in the second half of FY2003 therefore, decreased to HK$490 million, compared to HK$651 million in the second half of FY2002.

Sales to Japan showed a steady growth of 11.6% from HK$154.3 million in FY2002, to HK$172.3 million in FY2003. Although not a significant market for the Group, accounting for 4.5% of total sales, Japan remains a steadily developing market year-on-year.

Product Analysis

Seafood Division

The seafood division of Pacific Andes has matured to become one of the world's leading processor and supplier's of frozen seafood. With an integrated, sophisticated operation, we are able to source, process and distribute seafood products globally.

Trading

During FY2003, the Group sold approximately 168,000 metric tonnes of seafood products. Whilst this was a decrease in volume from the 198,000 metric tones handled in FY2002, sales value increased by 3.6% to HK$2.11 billion. Frozen fish, which primarily sold to the PRC market, remained the largest contributor to the Group's turnover, accounting for 55% of total sales.

The Group initially saw a decrease in sales of 1.4% in the first half of FY2003 compared to the same period in FY2002. This was due to the decline in sales to the PRC market because of the temporary adjustment in orders from customers. By the second half of the year, sales had returned to normal levels as purchasing schedules became adjusted.

As the PRC government tightened the import permit issuance procedure in December 2002, this prolonged the process for our customers to obtain their import licenses. As a result, our sales to PRC customers were delayed. Despite of these two situations, an increase in revenue was achieved because of an increase in sales of higher value products.

Processing

Sales of fillets and portions increased by 15.9%, from HK$1.45 billion in FY2002, to HK$1.69 billion in FY2003. During the first half of FY2003, sales of fillets and portions increased by 4.7% to HK$678 million. In the second half of FY2003, sales of fillets and portions increased by 24.9% to HK$1,007 million. This surge in sales in the second half of FY2003 was due to the repeal of the ban imposed by the European Union Commission, which allowed us to resume shipments to Western Europe. The strong growth in sales in general is attributed to the continual relocation of fillet and portion processing from different parts of the world to the PRC where the processing environment is more competitive than most other locations.

Operations Review – continued

Product Analysis – *continued*

Processing – continued

The high demand for fillets and portions during FY2003 meant that all of our processing factories were working at high capacity. During FY2003, the Group sold 75,000 metric tonnes of fillets and portions, an increase of 7.2%, as compared to 70,000 metric tonnes in FY2002.

Vegetable and Plantation Division

Sale of vegetables recorded a turnover of HK$40 million, representing an increase of 14.5% over FY2002. The Western European market has been key in the development of the vegetable business, accounting for 70% of total sales. The most popular products are spinach, broccoli and onions. These products require specialist skilled labour which is employed at low-cost in the PRC. Although vegetable sales remain insignificant by comparison to the Group's seafood business, we are confident that, with the continued expansion in the scale of our operations, this business segment will steadily contribute to our future growth.

Liquidity and Financial Resources

As of 31 March 2003, total bank borrowings were reduced by 16%, from HK$918 million in 2002, to HK$775 million in 2003. Net debt to shareholders' equity ratio was reduced from 87% in FY2002, to 53% in FY2003. As of 31 March 2003, cash on hand increased 121% to HK$222 million. Our strengthened liquidity position and the financial resources of the Group provide a strong foundation for further expansion.

The Group's exposure to currency risk is minimal, as the Group does not maintain a significant open position in any foreign currency at any time. The Group actively protects its foreign currency vulnerabilities through natural hedges, forward contracts and options.

As at 31 March 2003, the Group has pledged land and buildings and investment properties with aggregate carrying values of approximately HK$162 million and HK$18 million respectively, as collateral for property mortgage loans granted to the Group by certain banks.

Trade receivables with credit insurance coverage of HK$7 million were pledged as security for the receivable discounting facilities obtained from banks.

In addition, shares in certain subsidiaries were pledged as securities for the revolving inventory financing obtained from banks.

As at 31 March 2003, bills discounted with recourse were HK$421 million.

Employees and Remuneration

As at 31 March 2003, the Group had a total number of approximately 5,000 employees.

The Group recognises the importance of its employees who contribute to the business and offers remuneration packages in line with industry standards. These are subject to annual review. Bonuses may be awarded to employees based on individual performance, and the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited, each has an employees' share option scheme to allow the granting of share options to selected eligible employees depending on their contribution to the company.

Outlook

Pacific Andes' strong commitment to quality and to operational effectiveness will continue to enhance our competitive advantage in the coming year. We will continue to implement new business strategies, improve our logistics service and rationalize our operational costs in a concerted effort towards enhancing our profit margins. At the same time, we will continue to strengthen our relationships and forge closer ties with both our customers and our suppliers. The consistency of delivery and the quality of our seafood and vegetable products have allowed us to secure broad market share around the world. We are now considered one of the leading frozen food suppliers distributing from the PRC to North America, Western Europe, Japan and other foreign markets, as well as distributing within the PRC.

Food Safety

To underpin our expansion strategies, the Group recently established a sophisticated trace residue analysis laboratory in the PRC. This facility, unique in China, is equipped with the most advanced analytical instruments. It is using internationally accredited methods developed in conjunction with the Central Science Laboratory ("CSL"), a United Kingdom government agency. The facility has exclusive rights in China to utilise CSL's wealth of experience. CSL is committed to providing the latest updates of analytical methods and technical procedures. Consequently, the laboratory will have access to the latest techniques thereby ensuring our products are able to conform to any foreseeable international legislation. To capitalise on this unique resource in China, the Group operates services for other food manufacturers so that they can also test their products at the centre.

Sourcing

The PRC will remain a major growth driver for Pacific Andes. Growing GDP per capita and improved living standards means consumers are seeking an increase in the quality of products they purchase. In order to continue to meet demand, we will be developing further integration in our sourcing activities. We are currently evaluating the feasibility of participation in fishing activities in different places in the world.

Processing

With growing demands from our customers, the Group will increase its processing capacity by constructing a new plant. The new processing facility is currently undergoing construction and is expected to commence operations by late 2004. This centre will boost our productivity, enhance our capacity, and provide us with further flexibility in producing value-added products. The Group will also increase the processing volume of value-added products and expand the variety of the product types. At the same time, we plan to increase the extent of our processing through processing agreements within the PRC. The Group has increased the number of its processing factories from 17 to 20 since April 2003. With these improved operational efficiencies our position in the global market place will be further strengthened.

Outlook – continued

Marketing

The various Just-In-Time ("JIT") programmes implemented by the Group for customers in the EU and North America have proved to provide better logistic services to them. Most importantly, the JIT programmes foster a close companion relationship with our customers. We plan to implement more JIT programmes in the coming year.

Vegetables

From April 2003, the Group has secured greater control on its sources of vegetable raw material by increasing the scale of contract farming in China. With its vegetable products increasingly finding favour with customers all over the Northern Hemisphere, the Group is evaluating the possibility of moving its vegetable processing operation to a larger facility.

Financing

The Group lowered the net debt to equity ratio during this year. We intend to implement new inventory and control measures in order to shorten the average inventory-holding period for fillets and portions thereby reducing short-term bank borrowings. The management is committed to strengthening the liquidity of the Group to meet its operational and investment needs.

Appreciation

On behalf of the Board, I would like to take this opportunity to thank all our customers, suppliers, our bankers, business partners, shareholders and employees for their support during the year. It is with your commitment and help that Pacific Andes is able to deliver our performance today. To all the fishermen with whom we work, we would like to thank you for all your endurance and dedication in ensuring that Pacific Andes will always deliver quality fish and seafood products to consumers globally.

Reflecting retrospectively on the performance of the Group over the years, we are proud to say that we have consistently delivered the promises that we have made to our shareholders. These include ensuring that Pacific Andes remains a profitable business and ensuring a constant annual dividend payout to our shareholders. With the exception of the 1999 financial year when our business was affected by external factors beyond our control, the Group has succeeded in achieving double-digit growth in our net profits year after year and consistently rewarded our shareholders with dividend payout that correspond to the Group's performance. While the Group's performance this year has been good especially in consideration of the volatile operating conditions, we are not stopping here. The new financial year will bring new challenges and, as in the past, we will be consistently looking for ways to deliver and grow our shareholders' value in Pacific Andes.

Very truly yours,

Ng Joo Siang
Managing Director

17 July 2003

Executive Directors

Mr. Ng Swee Hong, 68, is the founder and chairman of the Company. Mr. Ng advises on overall policy of the Group and has over 40 years experience in the trading of commodities and other products, including more than 20 years experience in the seafood business.

Mr. Ng Joo Siang, 44, is the managing director of the Company responsible for overall corporate policy making, strategic planning, development, investment and management of the Group. Mr. Ng graduated from Louisiana State University, Baton Rouge, Louisiana in the U.S., majoring in international trade and finance, and has over 20 years experience in the trading of seafood products. Prior to joining the Company in 1986, Mr. Ng was involved in the ship agency business and the chartering and operation of ocean-going vessels calling at various Asian ports.

Madam Teh Hong Eng, 67, is the executive director of the Company responsible for general administration and strategic planning. She joined the Group in 1986 and has over 26 years experience in administration and financial investment.

Mr. Ng Joo Kwee, 42, is the executive director of the Company responsible for all production of frozen seafood and vegetable products, in the PRC. Mr. Ng studied in the U.S. at Southeastern Louisiana University in Hammond, Louisiana. From 1983 to 1989, Mr. Ng was president of a fish trading company in Taiwan. In 1989, Mr. Ng joined the Group as general manager of PRC operations, responsible for daily operations, trading activities and the sourcing of frozen seafood products from South America, India, the PRC and Russia. In 1994, Mr. Ng resigned from the Company, but rejoined in March 1996.

Mr. Ng Joo Puay, Frank, 40, is the executive director of the Company. He is responsible for international sales and marketing of the Group's frozen seafood products outside the PRC. Mr. Ng graduated from Loyola University in New Orleans, Louisiana, in the U.S., majoring in business administration. He has over 16 years experience in the seafood trading business. Prior to joining the Company in 1987, Mr. Ng was the trading manager of a fish trading company in Taiwan for three years.

Ms. Ng Puay Yee, Jessie, 30, is the executive director of the Company. She is responsible for sourcing frozen seafood products for sale in the PRC market. She is also responsible for the international sales and marketing of frozen seafood products to markets other than the PRC. Ms. Ng graduated from Indiana University at Bloomington, USA. She joined the Group in 1995.

Mr. Cheng Nai Ming, 39, is finance director and company secretary for the Group. He is responsible for corporate finance as well as overall financial management and planning. Mr. Cheng graduated from the University of Hong Kong majoring in social science and is an associate member of the Hong Kong Society of Accountants. Prior to joining the Company in early 1994, Mr. Cheng was with an international accounting firm in Hong Kong for over 6 years.

Non-Executive Directors

Mr. Kwok Lam Kwong, Larry, J.P., 47, is a solicitor practising in Hong Kong, and is currently the Managing Partner of Kwok and Yih. Mr. Kwok is also qualified to practice in Australia, England and Singapore. He is a fellow of the Hong Kong Society of Accountants and a fellow of CPA Australia. Mr. Kwok graduated from the University of Sydney, Australia, with a Bachelor's Degree in economics (major in accounting and economics) and law, and a Master's Degree in law.

Mr. Kwok is currently the Vice-Chairman of the Consumer Council, a member of the Hospital Governing Committee of Princess Margaret Hospital, a member of the Traffic Accident Victims Assistance Advisory Committee and a member of the Trade and Industry Advisory Board in Hong Kong. He is also a member of the Political Consultative Committee of Guangxi in the People's Republic of China.

Mr. Lew V Robert, 47, is a certified public accountant in Hong Kong. He graduated from the University of British Columbia in Canada in 1979. He has been an associate member of the Hong Kong Society of Accountants since 1986, and a member of the Alberta Institute of Chartered Accountants since 1982. Previously, Mr. Lew worked for Thorne Riddell in both Calgary and Ottawa from 1980 to 1986, and is currently a practising director of BKR Lew & Barr Limited, a certified public accounting corporation.

The directors present their annual report and the audited financial statements for the year ended 31 March 2003.

Principal Activities

The Company acts as an investment holding company and provides corporate management services to group companies. Its subsidiaries are principally engaged in global sourcing, processing on shore and international distribution of a variety of frozen seafood products, fuel-trading-at-sea, and the provision of shipping and agency services.

An analysis of the Group's turnover and contribution to operating profit for each of its principal activities and geographical markets is set out in note 4 to the financial statements.

Customers and Suppliers

The five largest customers of the Group together accounted for approximately 37.4% of the Group's turnover, with the largest customer accounting for 11.8%. The five largest suppliers of the Group together accounted for approximately 34.4% of the Group's total purchases, with the largest supplier accounting for 13.4%.

At no time during the year did a director, an associate of a director or a shareholder of the Company which, to the knowledge of the directors of the Company owns more than 5% of the Company's share capital, have an interest in any of the Group's five largest customers or suppliers.

Results and Appropriations

The results of the Group for the year ended 31 March 2003 are set out in the consolidated income statement on page 24.

The directors recommend the payment of a final dividend of HK4.5 cents per share to the shareholders whose names appear on the Register of Members of the Company at the close of business on 17 September 2003 amounting to HK$31,999,000 and the retention of the remaining profit for the year of HK$62,352,000.

Property, Plant and Equipment

During the year, the Group spent approximately HK$17,500,000 on property, plant and equipment principally for the purpose of expansion of production capacity for the factories situated in the People's Republic of China (the "PRC").

Details of these and other movements in the property, plant and equipment of the Group are set out in note 14 to the financial statements.

Investment Properties

The Group has revalued its investment properties at 31 March 2003.

Details of movements in investment properties of the Group are set out in note 15 to the financial statements.

Subsidiaries and Associates

Details of the Company's principal subsidiaries and the Group's principal associates at 31 March 2003 are set out in notes 42 and 43 to the financial statements respectively.

Purchase, Sale or Redemption of the Company's Listed Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed shares during the year.

Share Capital, Share Options and Warrants

Details of movements in the share capital, share options and warrants are set out in notes 31, 32 and 33 to the financial statements respectively.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws in Bermuda.

Borrowings

Details of bank borrowings of the Group are set out in note 28 to the financial statements.

No interest was capitalised by the Group during the year.

Directors

The directors of the Company during the year and up to the date of this report are:

Executive directors:
Ng Swee Hong *(Chairman)*
Ng Joo Siang *(Managing Director)*
Teh Hong Eng
Ng Joo Kwee
Ng Joo Puay, Frank
Ng Puay Yee
Cheng Nai Ming

Independent non-executive directors:
Lew V Robert
Kwok Lam Kwong, Larry

In accordance with the provisions of the Company's bye-laws, Teh Hong Eng, Lew V Robert and Kwok Lam Kwong, Larry retire and, being eligible, offer themselves for re-election. All remaining directors continue in office.

The term of office for each non-executive director is the period up to his retirement by rotation in accordance with the Company's bye-laws.

Directors' Service Contracts

Each of Ng Joo Siang, Teh Hong Eng, Ng Joo Kwee, Ng Joo Puay, Frank and Cheng Nai Ming has entered into a service agreement with a Company's subsidiary. These service agreements shall be valid unless terminated for cause or by either party giving at least one year's written notice, (other than the service agreement of Cheng Nai Ming which requires at least six months' written notice).

Other than as disclosed above, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

Directors' and Chief Executive's Interests

(i) Shares

At 31 March 2003, the interests of the directors and their associates, within the meaning of the Securities (Disclosure of interests) Ordinance of Hong Kong (the "SDI Ordinance"), in the share capital of the Company, as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

	Number of ordinary shares and warrants held		
Name of directors	*Personal interests*	*Family interests*	*Corporate interests*
Ng Swee Hong			
- shares	–	–	375,487,865 *(note a)*
- warrants	–	–	75,097,573 *(note a)*
Teh Hong Eng			
- shares	10,000,000	–	–
- warrants	2,000,000	–	–
Ng Joo Siang			
- shares	16,000,000	422,000 *(note b)*	–
- warrants	3,200,000	84,400 *(note b)*	–
Ng Joo Kwee			
- shares	10,000,000	–	–
- warrants	2,000,000	–	–
Ng Joo Puay			
- shares	8,000,000	–	–
- warrants	1,600,000	–	–
Ng Puay Yee			
- shares	2,480,000	–	–
- warrants	496,000	–	–
Cheng Nai Ming			
- shares	1,454,400	–	–
- warrants	290,880	–	–

Notes:

(a) These shares are registered in the name of N.S. Hong Investment (BVI) Limited and Mr. Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his direction.

(b) These shares are held under the name of the spouse of Ng Joo Siang.

Directors' and Chief Executive's Interests – Continued

(ii) Share option scheme

Particulars of the share option scheme are set out in note 32 to the financial statements.

The following table discloses directors' personal interests and employees' interest in share options to subscribe for shares in the Company:

	Period during which option are exercisable	Subscription price per share HK$	Date of grant	Number of share options held Outstanding at 1.4.2002	Exercised during the year	Lapsed during the year	Outstanding at 31.3.2003
Category 1: Directors							
Teh Hong Eng	21.8.2000 to 20.8.2005	0.3336	21.2.2000	10,000,000	(10,000,000)	-	-
Ng Joo Siang	21.8.2000 to 20.8.2005	0.3336	21.2.2000	16,000,000	(16,000,000)	-	-
Ng Joo Kwee	21.8.2000 to 20.8.2005	0.3336	21.2.2000	10,000,000	(10,000,000)	-	-
Ng Joo Puay, Frank	21.8.2000 to 20.8.2005	0.3336	21.2.2000	8,000,000	(8,000,000)	-	-
Ng Puay Yee	11.7.1999 to 10.7.2004	1.1168	10.7.1997	600,000	-	-	600,000
	21.2.2002 to 20.2.2007	0.3336	21.2.2000	2,000,000	(2,000,000)	-	-
Cheng Nai Ming	25.10.1998 to 24.10.2003	0.9440	24.10.1996	2,000,000	-	-	2,000,000
	21.8.2000 to 20.8.2005	0.3336	21.2.2000	4,000,000	-	-	4,000,000
Total number of share options held by directors				52,600,000	(46,000,000)	-	6,600,000
Category 2: Employees	25.10.1997 to 24.10.2002	0.9440	24.10.1996	100,000	-	(100,000)	-
	25.10.1998 to 24.10.2003	0.9440	24.10.1996	3,250,000	(2,650,000)	-	600,000
	25.10.1999 to 24.10.2004	0.9440	24.10.1996	300,000	(300,000)	-	-
	25.10.2000 to 24.10.2005	0.9440	24.10.1996	400,000	(400,000)	-	-
	21.2.2001 to 20.2.2006	0.3336	21.2.2000	4,000,000	(4,000,000)	-	-
	21.2.2002 to 20.2.2007	0.3336	21.2.2000	600,000	(600,000)	-	-
Total number of share options held by employees				8,650,000	(7,950,000)	(100,000)	600,000
Total number of share options granted				61,250,000	(53,950,000)	(100,000)	7,200,000

No share option was granted by the Company during the year.

Other than as disclosed above, none of the directors or chief executives or their respective associates had any personal, family, corporate or other interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and none of the directors or chief executives or their respective spouses or children under the age of 18 had any right to subscribe for securities of the Company, or had exercised any such right during the year.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the year was the Company or its holding company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interest in Contracts of Significance

Save as disclosed in note 41 to the financial statements, no contract of significance to which the Company or its holding company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholders

Other than the interests disclosed above in respect of certain directors, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no person as having an interest of 10% or more in the issued share capital of the Company as at 31 March 2003.

Other than as disclosed above, the Company has not been notified of any other interests representing 10% or more of the Company's issued share capital as at 31 March 2003.

Connected Transactions

The Group had also entered into the following transactions with National Fish & Seafood Inc. ("NFS") and its subsidiary, in which the Group has a 60% attributable interest, and Pacific Andes (Holdings) Limited ("PAH") and its subsidiaries in which the Group has a 63% attributable interest:

	HK$'000
Dividend paid to NFS	494
Sales of frozen seafood to NFS and its subsidiary	5,760
Purchases of frozen seafood from NFS and its subsidiary	16,908
Interest income received from NFS and its subsidiary	163
Administrative expenses paid to PAH and its subsidiaries	2,528
Administrative income received from PAH and its subsidiaries	7,342
Interest income received from PAH and its subsidiaries	180

The interest income was calculated at interest rates ranging from 1.70% to 5.42% per annum on the outstanding amounts due from PAH and its subsidiaries and outstanding amounts due from NFS and its subsidiary respectively. The administrative income received from and administrative expenses paid to PAH and its subsidiaries were calculated in accordance with the management agreement signed on 3 September 1996 upon the listing of the shares of PAH on Singapore Exchange Securities Trading Limited. Sales of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percentage profit mark-up. These transactions were in the ordinary and usual course of business.

During the year, the Company executed guarantees to certain banks in respect of banking facilities in the amount of HK$132,834,000 granted to NFS and its subsidiary and in the amount of HK$333,500,000 to PAH and its subsidiaries. The guarantees given by the Company were in the ordinary and usual course of business.

Besides, PAH and its subsidiaries executed guarantees to certain banks in respect of banking facilities in the amount of HK$266,975,000 granted to the Group and the Company.

Donations

During the year, the Group made charitable and other donations amounting to HK$934,000.

Corporate Governance

The Company has complied throughout the year ended 31 March 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific terms. Pursuant to the bye-laws of the Company, the directors, including non-executive directors of the Company will retire by rotation on an average of every three years and their appointments will be reviewed when they are due for re-election which, in the opinion of the Company, meets the same objective as the guidelines, set out in the Code of Best Practice.

Auditors

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Ng Joo Siang
Managing Director

17 July 2003

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 24 to 64 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
17 July 2003

CONSOLIDATED INCOME STATEMENT

For the year ended 31 March 2003

	Notes	2003 HK$'000	2002 HK$'000
TURNOVER	4	3,849,254	3,547,005
COST OF SALES		(3,472,783)	(3,184,858)
GROSS PROFIT		376,471	362,147
OTHER OPERATING INCOME	5	19,536	22,083
SELLING AND DISTRIBUTION EXPENSES		(62,370)	(57,064)
ADMINISTRATIVE EXPENSES		(135,134)	(129,026)
OTHER OPERATING EXPENSES	6	(2,365)	(7,642)
PROFIT FROM OPERATIONS	7	196,138	190,498
FINANCE COSTS	8	(72,628)	(82,780)
		123,510	107,718
SHARE OF RESULTS OF ASSOCIATES		1,219	2,177
PROFIT BEFORE TAXATION		124,729	109,895
TAXATION	10	(1,430)	(3,721)
PROFIT BEFORE MINORITY INTERESTS		123,299	106,174
MINORITY INTERESTS		(28,948)	(26,046)
NET PROFIT FOR THE YEAR	11	94,351	80,128
DIVIDEND			
Final dividend proposed	12	31,999	28,280
		2003 HK cents	2002 HK cents
EARNINGS PER SHARE	13		
Basic		13.6	12.2
Diluted		13.4	12.0

CONSOLIDATED BALANCE SHEET

At 31 March 2003

	Notes	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	310,415	333,978
Investment properties	15	55,930	61,400
Negative goodwill	16	(2,549)	(1,324)
Interests in associates	18	435	1,522
Investments in securities	19	27,767	29,084
Non-current receivable	20	-	6,435
		391,998	431,095
CURRENT ASSETS			
Inventories	21	685,168	802,994
Trade and other receivables	22	731,143	629,168
Trade receivables with insurance coverage	23	204,828	159,602
Advances to suppliers	24	5,115	55,991
Amounts due from associates	25	5,113	6,077
Trade receivables from an associate	25	137,309	150,053
Tax recoverable		1,494	703
Pledged deposits	26	11,167	1,145
Bank balances and cash		210,434	99,232
		1,991,771	1,904,965
CURRENT LIABILITIES			
Trade and other payables	27	372,146	275,982
Discounting advances drawn on trade receivables with insurance coverage		178,597	191,472
Taxation		2,461	3,071
Bank borrowings	28	704,200	785,600
Other borrowing	29	-	63,278
		1,257,404	1,319,403
NET CURRENT ASSETS		734,367	585,562
TOTAL ASSETS LESS CURRENT LIABILITIES		1,126,365	1,016,657
NON-CURRENT LIABILITY			
Bank borrowings	28	70,499	68,955
MINORITY INTERESTS		268,616	251,528
DEFERRED TAXATION	30	3,150	2,995
NET ASSETS		784,100	693,179
CAPITAL AND RESERVES			
Share capital	31	71,089	65,691
Share premium and reserves		713,011	627,488
SHAREHOLDERS' FUNDS		784,100	693,179

The financial statements on pages 24 to 64 were approved and authorised for issue by the Board of Directors on 17 July 2003 and are signed on its behalf by:

Ng Joo Puay, Frank
Director

Cheng Nai Ming
Director

COMPANY'S BALANCE SHEET

At 31 March 2003

	Notes	2003 HK$'000	2002 HK$'000
NON-CURRENT ASSETS			
Interests in subsidiaries	17	441,372	442,377
Investments in securities	19	5,100	5,100
		446,472	447,477
CURRENT ASSETS			
Other receivable		55	-
Tax recoverable		819	489
Bank balances and cash		100	76
		974	565
TOTAL ASSETS		447,446	448,042
CAPITAL AND RESERVES			
Share capital	31	71,089	65,691
Share premium and reserves	34	376,357	382,351
SHAREHOLDERS' FUNDS		447,446	448,042

Ng Joo Puay, Frank
Director

Cheng Nai Ming
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 March 2003

	Share capital HK$'000	*Share premium HK$'000*	*Investment revaluation reserve HK$'000*	*Asset revaluation reserve HK$'000*	*Goodwill reserve HK$'000*	*Special reserve HK$'000*	*Translation reserve HK$'000*	*Retained profits HK$'000*	*Total HK$'000*
At 1 April 2001	65,677	281,339	(12,602)	34,830	(109,611)	9,800	-	364,407	633,840
Net revaluation increase (decrease) arising on revaluation not recognised in the income statement	-	-	5,140	(6,668)	-	-	-	-	(1,528)
Shares repurchased and cancelled	(56)	(112)	-	-	-	-	-	-	(168)
Shares issued at premium	70	163	-	-	-	-	-	-	233
Net profit for the year	-	-	-	-	-	-	-	80,128	80,128
2001 final dividend paid	-	-	-	-	-	-	-	(19,326)	(19,326)
At 31 March 2002	65,691	281,390	(7,462)	28,162	(109,611)	9,800	-	425,209	693,179
Revaluation increase (decrease) arising on revaluation, net	-	-	3,706	(1,464)	-	-	-	-	2,242
Exchange difference on translation of the Group's overseas operation	-	-	-	-	-	-	2,539	-	2,539
Net gain (losses) not recognised in the income statement	-	-	3,706	(1,464)	-	-	2,539	-	4,781
Shares issued at premium	5,398	14,671	-	-	-	-	-	-	20,069
Net profit for the year	-	-	-	-	-	-	-	94,351	94,351
2002 final dividend paid	-	-	-	-	-	-	-	(28,280)	(28,280)
At 31 March 2003	71,089	296,061	(3,756)	26,698	(109,611)	9,800	2,539	491,280	784,100

The goodwill reserve comprises HK$26,302,000 (2002: HK$26,302,000) in respect of goodwill and HK$135,913,000 (2002: HK$135,913,000) in respect of negative goodwill.

The retained profits of the Group include HK$1,816,000 (2002: HK$1,997,000) retained by associates of the Group.

The special reserve of the Group represents the difference between the nominal value of the shares of the subsidiaries at the date on which they were acquired by the Company and the nominal value of the Company's shares issued for the exchange of shares under the group reorganisation in 1994.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March 2003

	2003 HK$'000	2002 HK$'000
OPERATING ACTIVITIES		
Profit from operations	196,138	190,498
Adjustments for:		
Dividend income	(494)	-
Interest income	(1,345)	(2,507)
Depreciation	35,615	39,597
Impairment loss on amounts due from associates	-	3,923
Revaluation decrease on revaluation of land and buildings	759	2,219
Revaluation decrease on revaluation of investment properties	800	1,500
Loss (gain) on disposal of property, plant and equipment	806	(5)
Release of negative goodwill	(75)	(34)
Operating cash flows before movements in working capital	232,204	235,191
Decrease (increase) in inventories	117,826	(417,536)
Increase in trade and other receivables	(95,540)	(11,281)
Increase in trade receivables with insurance coverage	(45,226)	(16,990)
Decrease (increase) in advances to suppliers	50,876	(51,831)
Decrease (increase) in amounts due from associates	964	(5,416)
Decrease in trade receivables from an associate	15,050	3,552
Increase in trade and other payables	96,153	47,551
(Decrease) increase in discounting advances drawn on trade receivables with insurance coverage	(12,875)	48,224
Cash generated from (used in) operation	359,432	(168,536)
Hong Kong Profits Tax paid	(2,445)	(2,824)
Overseas tax paid	(265)	(188)
Interest paid	(72,617)	(82,948)
NET CASH FROM (USED IN) OPERATING ACTIVITIES	284,105	(254,496)
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(17,500)	(13,937)
Proceeds on disposal of property, plant and equipment	9,526	718
Purchase of investments in securities	(4,817)	(9,840)
Proceeds on disposal of investments in securities	9,840	-
Dividend income	494	-
Acquisition of additional interest in a subsidiary	(2,449)	(715)
Increase in pledged deposits	(10,022)	(509)
Interest received	1,345	2,529
NET CASH USED IN INVESTING ACTIVITIES	(13,583)	(21,754)

	2003 HK$'000	2002 HK$'000
FINANCING ACTIVITIES		
Issue of ordinary share capital	20,069	233
Contribution from minority shareholders	2	-
Repurchase of own shares	-	(168)
Net bank borrowings (repaid) raised	(81,278)	334,819
Repayment of other borrowing	(63,278)	-
Dividend paid	(28,280)	(19,326)
Dividend paid to minority shareholders	(8,113)	(6,195)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	(160,878)	309,363
NET INCREASE IN CASH AND CASH EQUIVALENTS	109,644	33,113
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	83,900	50,787
EFFECT OF TRANSLATION DIFFERENCE	136	-
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	193,680	83,900
ANALYSIS OF THE BALANCE OF CASH AND CASH EQUIVALENTS		
Cash and cash equivalent as previously reported		18,719
Effect of reclassification of trust receipt and short term bank loans		65,181
as restated		83,900
Represented by:		
Bank balances and cash	210,434	99,232
Bank overdrafts	(16,754)	(15,332)
	193,680	83,900

1. General

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares and warrants are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its ultimate holding company is N.S. Hong Investment (BVI) Limited ("NSH"), a company incorporated in the British Virgin Islands.

The Company acts as an investment holding company and provides corporate management services to group companies. Details of the principal activities engaged in by the principal subsidiaries and associates are set out in notes 42 and 43 respectively.

2. Adoption of Statements of Standard Accounting Practice/Changes in Accounting Policies

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the adoption of these SSAPs has resulted in a change in the format of presentation of the consolidated cash flow statement and the inclusion of a consolidated statement of changes in equity in the financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs have resulted in the following changes to the Group's accounting policies that have affected the amounts and disclosures reported for the current or prior periods.

Foreign currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas operations at the closing rate for the year, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statement

In the current year, the Group has adopted SSAP 15 (Revised) "Cash Flow Statements". Under SSAP 15 (Revised), cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Interest and dividend received is now classified as investing cash flows. Interest paid and dividends paid are now classified as operating cash flows and financing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities.

In addition, the amounts presented for cash and cash equivalents have been amended to exclude trust receipt and short term bank loans that are financing in nature. Cash flows of overseas operations have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange prevailing on the balance sheet date. The re-definition of cash and cash equivalents has resulted in a restatement of the comparative amounts shown in the cash flow statement.

2. Adoption of Statements of Standard Accounting Practice/Changes in Accounting Policies – Continued

Employee benefits

In the current year, the Group has adopted SSAP 34 "Employee Benefits", which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group's participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements of the Group for the current or prior accounting periods.

3. Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and investments in securities. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Goodwill arising on acquisitions prior to 1 April 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition of subsidiaries after 1 April 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions prior to 1 April 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

3. Significant Accounting Policies – Continued

Negative goodwill – *continued*

Negative goodwill arising on acquisitions after 1 April 2001 is presented separately in the balance sheet as a deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Shipping service income is recognised upon the completion of the contracts for shipping services.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rentals invoiced in advance from properties held under operating leases, is recognised on a straight-line basis over the terms of the relevant leases.

Property, plant and equipment

Property, plant and equipment other than land and buildings and construction in progress are stated at cost less accumulated depreciation and impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

3. Significant Accounting Policies – Continued

Property, plant and equipment – *continued*

Any revaluation increase arising on revaluation of land and buildings is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the asset revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided to write off the cost or valuation of items of property, plant and equipment other than construction in progress over their estimated useful lives, as follows:

	Rates	*Method*
Freehold land	Nil	-
Leasehold land	Over the term of the lease	straight-line
Buildings	4%	straight-line
Leasehold improvements	30%	reducing balance
Furniture and fixtures	30%	reducing balance
Office equipment	40%	reducing balance
Motor vehicles	40%	reducing balance
Plant and machinery	20% - 40%	reducing balance
Vessels	20%	straight-line

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

3. Significant Accounting Policies – Continued

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

Preliminary set up costs for vessels

Preliminary set up costs for vessels are charged as expenses when incurred.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

3. Significant Accounting Policies – Continued

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and conditions, is calculated using the weighted average method. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs of completion and estimated costs necessary to make the sale.

Foreign currencies

Transactions in currencies other than Hong Kong dollar are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollar are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations which are denominated in currencies other than Hong Kong dollar are translated at the exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Operating leases

Rental expenses under operating leases are charged to the income statement on a straight-line basis over the relevant terms of leases.

Retirement benefits costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

4. Turnover and Segment Information

An analysis of the Group's turnover and contribution to profit from operations by principal activity and geographical market is as follows:

Business segments

For management purposes, the Group is currently organised into four operating divisions – frozen fish, fillets and portions, shipping services and vegetables. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Frozen fish	–	trading of frozen seafood products
Fillets and portions	–	Selling and processing of frozen seafood products
Shipping services	–	vessel charter-hire and trading of marine fuel
Vegetables	–	trading and processing of frozen vegetables

Segment information about these businesses is presented below.

YEAR ENDED 31 MARCH 2003

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Consolidated HK$'000*
TURNOVER					
External sales *(Note)*	2,107,504	1,685,387	16,317	40,046	3,849,254
RESULT					
Segment result	151,367	157,111	680	4,943	314,101
Unallocated corporate expenses					(117,963)
Profit from operations					196,138
Finance costs					(72,628)
Share of results of associates	–	1,219	–	–	1,219
Profit before taxation					124,729
Taxation					(1,430)
Profit before minority interests					123,299

Note: There is no inter-segment sales between different business segments for the year ended 31 March 2003.

4. Turnover and Segment Information – Continued

Business segments – *continued*

YEAR ENDED 31 MARCH 2002

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Consolidated HK$'000*
TURNOVER					
External sales *(Note)*	2,034,003	1,454,575	23,447	34,980	3,547,005
RESULT					
Segment result	154,379	146,416	274	4,014	305,083
Unallocated corporate expenses					(114,585)
Profit from operations					190,498
Finance costs					(82,780)
Share of results of associates	–	2,177	–	–	2,177
Profit before taxation					109,895
Taxation					(3,721)
Profit before minority interests					106,174

Note: *There is no inter-segment sales between different business segments for the year ended 31 March 2002.*

2003

BALANCE SHEET AT 31 MARCH 2003

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Unallocated assets/ liabilities HK$'000*	*Consolidated HK$'000*
ASSETS						
Segment assets	1,159,751	553,017	17,145	45,527	–	1,775,440
Investments in associates	–	137,309	–	–	5,548	142,857
Unallocated corporate assets	–	–	–	–	465,472	465,472
Consolidated total assets						2,383,769
LIABILITIES						
Segment liabilities	243,050	123,086	–	977	–	367,113
Unallocated corporate liabilities	–	–	–	–	963,940	963,940
Consolidated total liabilities						1,331,053

4. Turnover and Segment Information – Continued

OTHER INFORMATION FOR THE YEAR ENDED 31 MARCH 2003

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Consolidated HK$'000*
Capital additions	33	15,501	–	1,966	17,500
Depreciation	2,491	16,874	10,516	5,734	35,615
Release of negative goodwill	(75)	–	–	–	(75)
Revaluation decrease arising on revaluation of					
– Land and buildings	–	759	–	–	759
– Investment properties	500	300	–	–	800

2002

BALANCE SHEET AT 31 MARCH 2002

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Unallocated assets/ liabilities HK$'000*	*Consolidated HK$'000*
ASSETS						
Segment assets	1,338,489	389,754	39,643	45,825	–	1,813,711
Investments in associates	–	150,053	–	–	7,599	157,652
Unallocated corporate assets	–	–	–	–	364,697	364,697
Consolidated total assets						2,336,060
LIABILITIES						
Segment liabilities	32,312	227,767	7,119	968	–	268,166
Unallocated corporate liabilities	–	–	–	–	1,123,187	1,123,187
Consolidated total liabilities						1,391,353

4. Turnover and Segment Information – Continued

OTHER INFORMATION FOR THE YEAR ENDED 31 MARCH 2002

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Unallocated amount HK$'000*	*Consolidated HK$'000*
Capital additions	5,264	6,525	–	2,148	–	13,937
Depreciation	8,190	8,760	19,867	2,780	–	39,597
Release of negative goodwill	(34)	–	–	–	–	(34)
Revaluation decrease arising on revaluation of						
- Land and buildings	940	1,279	–	–	–	2,219
- Investment properties	–	1,500	–	–	–	1,500
Impairment recognised in the income statement	–	–	–	–	3,923	3,923

Geographical segments

The Group's operations are located in the People's Republic of China (the "PRC"), North Amercia, Western Europe, Eastern Europe and Japan.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market	
	2003 HK$'000	*2002 HK$'000*
PRC	1,928,927	1,815,875
North America	905,795	867,826
Western Europe	791,161	656,758
Japan	172,277	154,322
Eastern Europe	19,912	23,728
Other	31,182	28,496
	3,849,254	3,547,005

4. Turnover and Segment Information – Continued

Geographical segments – *continued*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		*Additions to property, plant and equipment*	
	2003 HK$'000	*2002 HK$'000*	*2003 HK$'000*	*2002 HK$'000*
PRC	1,574,400	1,518,788	15,526	12,965
North America	148,092	195,258	1,974	972
Western Europe	211,111	177,088	–	–
Eastern Europe	431,800	371,975	–	–
Japan	1,791	3,711	–	–
Other	16,575	69,240	–	–
	2,383,769	2,336,060	17,500	13,937

5. Other Operating Income

	2003 HK$'000	*2002 HK$'000*
Other operating income comprises of:		
Agency fee income	7,199	12,000
Compensation on damages	692	-
Dividend income	494	-
Interest income	1,345	2,507
Gross rental from investment properties	8,365	4,266
Gain on disposal of property, plant and equipment	-	5
Release of negative goodwill	75	34
Sundry income	1,366	485
Exchange gain, net	-	2,786
	19,536	22,083

6. Other Operating Expenses

	2003 HK$'000	2002 HK$'000
Other operating expenses comprise of:		
Revaluation decrease arising on revaluation of:		
- Land and buildings	759	2,219
- Investment properties	800	1,500
Impairment loss on amounts due from associates	-	3,923
Loss on disposal of property, plant and equipment	806	-
	2,365	7,642

7. Profit from Operations

	2003 HK$'000	2002 HK$'000
Profit from operations has been arrived at after charging:		
Auditors' remuneration	2,452	2,034
Depreciation	35,615	39,597
Operating lease rentals in respect of rented premises	3,785	5,781
Retirement benefits scheme contributions	1,210	1,274
Other staff costs	59,063	67,874
	60,273	69,148
and after crediting:		
Net rental income after outgoings	7,528	4,266

8. Finance Costs

	2003 HK$'000	2002 HK$'000
Interest on bank borrowings		
- wholly repayable within five years	67,602	74,262
- not wholly repayable within five years	2,616	2,190
Interest on promissory note	2,410	6,328
	72,628	82,780

9. Directors' Emoluments

	2003 HK$'000	2002 HK$'000
Directors' fees		
- executive	-	-
- independent non-executive	480	480
	480	480
Other emoluments - executive directors		
Salaries and other benefits in kind		
- cash	8,775	7,673
- benefits-in-kind	3,376	4,621
Performance related incentive payment	2,120	2,120
Retirement benefit scheme contributions	317	292
	14,588	14,706
	15,068	15,186

Benefits-in-kind mainly represent the estimated monetary value of accommodation provided to certain directors of the Company.

Emoluments of the directors were within the following bands:

	2003 No. of Directors	2002 No. of Directors
HK$ nil to HK$1,000,000	3	4
HK$1,000,001 to HK$1,500,000	1	-
HK$2,000,001 to HK$2,500,000	2	2
HK$2,500,001 to HK$3,000,000	2	1
HK$3,000,001 to HK$3,500,000	1	1
HK$3,500,001 to HK$4,000,000	-	1
	9	9

The five highest paid individuals of the Group for the years ended 31 March 2003 and 31 March 2002 are all directors.

10. Taxation

	2003 HK$'000	2002 HK$'000
The charge comprises:		
Profit for the year		
- Hong Kong	1,490	2,950
- other jurisdictions	265	16
(Over) under provision in prior year		
- Hong Kong	(480)	91
Tax attributable to the Company and its subsidiaries	1,275	3,057
Deferred taxation	155	-
Share of taxation attributable to associates	-	664
Taxation charge for the year	1,430	3,721

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profits for the year.

Taxation in other jurisdictions are calculated at the rates prevailing in the respective jurisdiction.

As a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

Details of deferred taxation are set out in note 30.

11. Net Profit for the Year

Of the Group's net profit for the year of HK$94,351,000 (2002: HK$80,128,000), a net profit of HK$7,615,000 (2002: HK$3,935,000) has been dealt with in the financial statements of the Company.

12. Dividend

	2003 HK$'000	2002 HK$'000
Final dividend:		
Proposed final dividend of HK4.5 cents (2002: 4 cents) per share	31,999	26,276
Additional prior year's dividend paid on shares issued upon exercise of share options subsequent to year end	–	2,004
	31,999	28,280

The final dividend has been proposed by the directors and is subject to approval by the shareholders in the forthcoming general meeting.

13. Earnings per Share

The calculation of the basic and diluted earnings per share for the two years ended 31 March 2003 are based on the following data:

	2003 HK$'000	2002 HK$'000
Earnings for the purposes of calculation of basic and diluted earnings per share	94,351	80,128
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	692,711,091	656,492,225
Effect of dilutive potential ordinary shares in respect of share options	11,294,037	10,357,949
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	704,005,128	666,850,174

Diluted earnings per share has not accounted for the conversion of the Company's outstanding warrants for the year as the exercise price of the Company's outstanding warrants is higher than the average market price per share.

14. Property, Plant and Equipment

	Land and buildings HK$'000	*Leasehold improvements HK$'000*	*Furniture and fixtures HK$'000*	*Office equipment HK$'000*	*Motor vehicles HK$'000*	*Plant and machinery HK$'000*	*Vessels HK$'000*	*Construction in progress HK$'000*	*Total HK$'000*
THE GROUP									
COST OR VALUATION									
At 1.4.2002	219,400	13,610	14,954	25,414	21,824	92,524	94,087	6,532	488,345
Exchange realignment	927	114	9	140	170	1,209	-	121	2,690
Additions	-	5,359	1,884	2,459	1,352	5,131	-	1,315	17,500
Disposals	-	-	-	(20)	(748)	(1,657)	(47,043)	-	(49,468)
Transfer from investment properties	5,000	-	-	-	-	-	-	-	5,000
Reclassification	-	-	-	-	-	6	-	(6)	-
Revaluation decrease	(7,846)	-	-	-	-	-	-	-	(7,846)
At 31.3.2003	217,481	19,083	16,847	27,993	22,598	97,213	47,044	7,962	456,221
Comprising:									
At cost	-	19,083	16,847	27,993	22,598	97,213	47,044	7,962	238,740
At valuation - 1999	4,134	-	-	-	-	-	-	-	4,134
At valuation - 2003	213,347	-	-	-	-	-	-	-	213,347
	217,481	19,083	16,847	27,993	22,598	97,213	47,044	7,962	456,221
DEPRECIATION									
At 1.4.2002	99	7,076	11,940	16,511	15,991	35,054	67,696	-	154,367
Exchange realignment	-	37	6	92	137	311	-	-	583
Provided for the year	5,656	2,475	1,177	3,321	1,948	10,522	10,516	-	35,615
Eliminated on disposals	-	-	-	(15)	(298)	(700)	(38,123)	-	(39,136)
Adjustment on revaluation	(5,623)	-	-	-	-	-	-	-	(5,623)
At 31.3.2003	132	9,588	13,123	19,909	17,778	45,187	40,089	-	145,806
NET BOOK VALUES									
At 31.3.2003	217,349	9,495	3,724	8,084	4,820	52,026	6,955	7,962	310,415
At 31.3.2002	219,301	6,534	3,014	8,903	5,833	57,470	26,391	6,532	333,978

14. Property, Plant and Equipment – Continued

The net book value of land and buildings shown above comprises:

	THE GROUP	
	2003 HK$'000	2002 HK$'000
Land in Hong Kong held under long leases	161,747	163,666
Land in the PRC held under long leases	–	2,500
Land in the PRC held under medium-term leases	51,600	49,100
Freehold land in the United States of America ("USA")	4,002	4,035
	217,349	219,301

The leasehold land and buildings of the Group in Hong Kong and the PRC were revalued at 31 March 2003 on an open market value basis by Messrs. BMI Appraisals Limited, an independent property valuer.

The directors engaged Messrs. D.J. Brown Associates, independent property valuers, to provide a valuation of the land and buildings situated in the USA on 2 June 1999. The valuation of this land and buildings was US$530,000 (approximately HK$4,134,000). The directors consider that the carrying value of this property at 31 March 2003 is not materially different from its fair value.

If leasehold land and buildings of the Group had not been revalued, they would have been included on a historical cost basis at the following amounts:

	HK$'000
Cost	246,432
Accumulated depreciation	(36,649)
Net book value at 31 March 2003	209,783
Net book value at 31 March 2002	209,504

15. Investment Properties

	THE GROUP	
	2003 HK$'000	2002 HK$'000
AT VALUATION		
At beginning of the year	61,400	63,400
Exchange realignment	330	-
Revaluation decrease arising on revaluation	(800)	(2,000)
Transferred to land and buildings	(5,000)	-
At end of the year	55,930	61,400

The carrying value of investment properties shown above comprises:

	THE GROUP	
	2003 HK$'000	2002 HK$'000
Land in Hong Kong held under long leases	18,300	24,000
Land in the PRC held under long leases	37,630	37,400
	55,930	61,400

The investment properties are rented out under operating leases.

The investment properties of the Group in Hong Kong and the PRC were revalued at 31 March 2003 on an open market value basis by Messrs. BMI Appraisals Limited, an independent property valuer.

16. Negative Goodwill

	HK$'000
THE GROUP	
GROSS AMOUNT	
At 1 April 2002	(1,358)
Arising on the acquisitions of additional interest in a subsidiary during the year	(1,300)
At 31 March 2003	(2,658)
RELEASED TO THE INCOME STATEMENT	
At 1 April 2002	34
Released during the year	75
At 31 March 2003	109
CARRYING AMOUNT	
At 31 March 2003	(2,549)
At 31 March 2002	(1,324)

The addition to negative goodwill during the year arose on the Group's acquisitions of additional 0.37% and 0.18% of equity interest of Pacific Andes (Holdings) Limited in January 2003 and March 2003 respectively. For the acquisitions in January 2003 and March 2003, negative goodwill amounting to HK$845,000 and HK$455,000 were identified respectively. The negative goodwill is released to income on a straight-line basis of 20 years, representing the estimated average useful life of the depreciable assets acquired.

17. Interests in Subsidiaries

	THE COMPANY	
	2003 HK$'000	2002 HK$'000
Unlisted shares	41,926	41,926
Amounts due from subsidiaries	399,446	400,451
	441,372	442,377

Particulars of the Company's principal subsidiaries at 31 March 2003 are set out in note 42.

The amounts due from subsidiaries are unsecured and will not be repayable within twelve months of the balance sheet date. Except for an amount of HK$399,446,000 (2002: HK$390,451,000) which bears interest at rates ranging from 1.43% to 5.42%, the remaining amounts are interest-free.

18. Interests in Associates

	THE GROUP 2003 HK$'000	THE GROUP 2002 HK$'000
Share of net assets	435	1,522

Particulars of the Group's principal associates as at 31 March 2003 are set out in note 43.

19. Investments in Securities

	THE GROUP 2003 HK$'000	THE GROUP 2002 HK$'000	THE COMPANY 2003 HK$'000	THE COMPANY 2002 HK$'000
Non-current other equity securities:				
Listed				
Hong Kong	11,737	8,031	-	-
Overseas	4,817	-	-	-
	16,554	8,031	-	-
Unlisted	11,213	21,053	5,100	5,100
	27,767	29,084	5,100	5,100
Market value of listed securities	16,554	8,031	-	-

In 1997, the Company issued 12,354,864 shares of the Company to National Fish and Seafood Inc. ("NFS") for the issue of 60% of the enlarged share capital in NFS to the Group. NFS holds the Company's shares as non-current investments.

20. Non-Current Receivable

	THE GROUP 2003 HK$'000	THE GROUP 2002 HK$'000
Consideration receivable for sale of a vessel	15,803	15,803
Receivable as follows:		
Within one year	6,435	9,368
More than one year but less than five years	-	6,435
	6,435	15,803
Less: Amount due within one year included under trade and other receivables *(note 22)*	(6,435)	(9,368)
Amount due after one year	-	6,435

The receivable is secured by the vessel and bears interest at 12% (2002: 12%) per annum.

21. Inventories

	THE GROUP	
	2003 HK$'000	2002 HK$'000
Inventories, at cost, consist of the following:		
Frozen fish	394,949	632,313
Fillets and portions	275,950	156,774
Fuel	681	7,459
Seeds and vegetables	5,968	5,501
Packing materials	7,620	947
	685,168	802,994

22. Trade and Other Receivables

Included in trade and other receivables are trade receivables of HK$498,829,000 (2002: HK$463,309,000) and bills receivables of HK$55,617,000 (2002: HK$nil) respectively. The Group maintains a defined credit policy. For sales of goods, the Group allows an average credit period of 30 days to 120 days to its trade customers. The aged analysis of trade receivables and bills receivables at the balance sheet date is as follows:

	THE GROUP	
	2003 HK$'000	2002 HK$'000
Less than 30 days	492,717	244,584
31 - 60 days	39,195	132,175
61 - 90 days	12,480	78,971
91 - 120 days	8,722	2,120
Over 120 days	1,332	5,459
	554,446	463,309

23. Trade Receivables with Insurance Coverage

Included in the trade receivables with insurance coverage are discounted trade receivables of HK$145,451,000 (2002: HK$159,602,000) which have been discounted to certain banks under the receivable discounting advance facilities.

The aged analysis of the trade receivable with insurance coverage at balance sheet date is as follows:

	THE GROUP	
	2003 *HK$'000*	*2002* *HK$'000*
Less than 30 days	108,118	97,405
31 - 60 days	83,282	34,417
61 - 90 days	8,729	27,780
91 - 120 days	3,920	-
Over 120 days	779	-
	204,828	159,602

24. Advances to Suppliers

THE GROUP

The amounts are secured by the vessels of the suppliers and are interest-free.

25. Trade Receivables from an Associate and Amounts Due from Associates

THE GROUP

Trade receivables from an associate and amounts due from associates are secured, interest-free and are repayable on demand.

26. Pledged Deposits

THE GROUP

The amount represents settlement of trade receivables with insurance coverage held by the discounting institutions for repayment of discounting advances and deposits pledged to banks to secure banking facilities granted to the Group.

27. Trade and Other Payables

Included in trade and other payables are trade payables of HK$312,470,000 (2002: HK$221,657,000). The aged analysis of trade payables at the balance sheet date is as follows:

	THE GROUP	
	2003 HK$'000	2002 HK$'000
Less than 30 days	122,295	197,935
31 - 60 days	110,209	262
61 - 90 days	60,515	23,216
Over 90 days	19,451	244
	312,470	221,657

28. Bank Borrowings

	THE GROUP	
	2003 HK$'000	2002 HK$'000
Bank borrowings comprise:		
Inventory loans	225,909	138,796
Trust receipt and short term bank loans	453,957	623,352
Mortgage loans	78,079	77,075
Bank overdrafts	16,754	15,332
	774,699	854,555
Analysed as:		
Secured	303,988	215,871
Unsecured	470,711	638,684
	774,699	854,555
	HK$'000	HK$'000
The maturity of bank borrowings is as follows:		
Within one year	704,200	785,600
Between one and two years	7,598	8,144
Between two and five years	23,141	19,712
Over five years	39,760	41,099
	774,699	854,555
Amount due within one year classified as current liabilities	(704,200)	(785,600)
Amount due after one year	70,499	68,955

29. Other Borrowing

THE GROUP

As at 31 March 2002, the other borrowing represented a promissory note issued upon the Group's acquisition of the remaining 30% interest in Pelican Food Limited and its subsidiaries in August 1999. The promissory note was unsecured, carried interest at 10% per annum and fully repaid during the year ended 31 March 2003.

30. Deferred Taxation

	THE GROUP	
	2003 HK$'000	2002 HK$'000
Balance at beginning of the year	2,995	2,995
Charge for the year *(note 10)*	155	-
Balance at end of year	3,150	2,995

The amounts mainly represent the tax effect in respect of timing difference attributable to the excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements.

Deferred taxation has not been provided on the revaluation increase or decrease arising on the valuation of land and buildings, investment properties and investment in securities as gains or losses arising on the disposal of these assets would not be subject to taxation. Accordingly, the revaluation increase or decrease does not constitute a timing difference for tax purpose.

There is no significant unprovided deferred taxation of the Group and the Company at 31 March 2003 and 31 March 2002.

31. Share Capital

	Number of shares	Amount HK$'000
Ordinary shares of HK$0.10 each		
Authorised:		
At 31 March 2002 and 31 March 2003	2,000,000,000	200,000
Issued and fully paid:		
At 1 April 2001	656,765,266	65,677
Repurchase of shares by the Company	(560,000)	(56)
Exercise of share options	700,000	70
At 31 March 2002	656,905,266	65,691
Exercise of share options	53,950,000	5,395
Exercise of warrants	31,061	3
At 31 March 2003	710,886,327	71,089

32. Share Option Scheme

The purpose of the share option scheme is to provide incentive to the directors and employee of the Group. Under the terms of the share option scheme (the "Scheme") which was adopted on 9 September 1994 and will expire on 8 September 2004, the Board may grant options to directors and employees of the Company and its subsidiaries to subscribe for shares in the Company, at a price equal to the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of the grant of the options. The exercisable period will be determined by the Board and in any event not exceeding a period of 5 years commencing on and two years after the date of acceptance by the grantee and expiring on the last date of such period or 8 September 2004 whichever is earlier. The grantee is required to pay non refundable consideration of HK$1.00 upon acceptance of the offer. The maximum entitlement of each participant shall not exceed 25% of the maximum number of shares in respect of which options may be granted under the Scheme.

At 31 March 2003, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 7,200,000, representing 1% of the shares of the Company (excluding any shares issued pursuant to the Scheme) in issue at that date. The number of shares issuable under the Scheme is not to exceed 10% of the issued share capital of the Company from time to time excluding any shares issued pursuant to the Scheme.

As the Scheme no longer complies with the amended Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") governing the share option schemes, no further option can be granted under the Scheme from 1 September 2001 unless the grant complies with the amended Chapter 17 of the Listing Rules. Nevertheless, options previously granted under the Scheme will continue to be exercisable in accordance with the Scheme.

At 31 March 2003, the following options to subscribe for shares were outstanding under the Company's share option scheme:

2003

Category 1: Directors

Exercisable period	*Date of grant*	*Subscription price per share HK$*	*Outstanding at 1 April 2002*	*Number of share options held* *Exercised during the year*	*Lapsed during the year*	*Outstanding at 31 March 2003*
25 October 1998 – 24 October 2003	24.10.1996	0.9440	2,000,000	–	–	2,000,000
11 July 1999 – 10 July 2004	10.7.1997	1.1168	600,000	–	–	600,000
21 August 2000 – 20 August 2005	21.2.2000	0.3336	48,000,000	(44,000,000)	–	4,000,000
21 February 2002 – 20 February 2007	21.2.2000	0.3336	2,000,000	(2,000,000)	–	–
Total number of share option held by directors			52,600,000	(46,000,000)	–	6,600,000

32. Share Option Scheme – Continued

2003 – *continued*

Category 2: Employees

Exercisable period	*Date of grant*	*Subscription price per share HK$*	*Outstanding at 1 April 2002*	*Number of share options held* *Exercised during the year*	*Lapsed during the year*	*Outstanding at 31 March 2003*
25 October 1997 – 24 October 2002	24.10.1996	0.9940	100,000	–	(100,000)	–
25 October 1998 – 24 October 2003	24.10.1996	0.9440	3,250,000	(2,650,000)	–	600,000
25 October 1999 – 24 October 2004	24.10.1996	0.9440	300,000	(300,000)	–	–
25 October 2000 – 24 October 2005	24.10.1996	0.9440	400,000	(400,000)	–	–
21 February 2001 – 20 February 2006	21.2.2000	0.3336	4,000,000	(4,000,000)	–	–
21 February 2002 – 20 February 2007	21.2.2000	0.3336	600,000	(600,000)	–	–
Total number of share options held by employees			8,650,000	(7,950,000)	(100,000)	600,000
Total number of share options			61,250,000	(53,950,000)	(100,000)	7,200,000

The average closing prices of the Company's share immediately before the dates of which the share options exercised during the year ended 31 March 2003 range from HK$0.60 to HK$1.13.

No share option was granted by the Company during the year ended 31 March 2003.

32. Share Option Scheme – Continued

2002

Category 1: Directors

Exercisable period	Date of grant	Subscription price per share HK$	Outstanding at 1 April 2001	Exercised during the year	Cancelled during the year	Outstanding at 31 March 2002
			Number of share options held			
25 October 1998 – 24 October 2003	24.10.1996	0.9440	2,000,000	–	–	2,000,000
11 July 1999 – 10 July 2004	10.7.1997	1.1168	600,000	–	–	600,000
21 August 2002 – 20 August 2005	21.2.2000	0.3336	48,000,000	–	–	48,000,000
21 February 2002 – 20 February 2007	21.2.2000	0.3336	2,000,000	–	–	2,000,000
Total number of share option held by directors			52,600,000	–	–	52,600,000

Category 2: Employees

Exercisable period	Date of grant	Subscription price per share HK$	Outstanding at 1 April 2001	Exercised during the year	Cancelled during the year	Outstanding at 31 March 2002
			Number of share options held			
25 October 1997 – 24 October 2002	24.10.1996	0.9940	100,000	–	–	100,000
25 October 1998 – 24 October 2003	24.10.1996	0.9440	3,750,000	–	(500,000)	3,250,000
25 October 1999 – 24 October 2004	24.10.1996	0.9440	300,000	–	–	300,000
25 October 2000 – 24 October 2005	24.10.1996	0.9440	400,000	–	–	400,000
21 February 2001 – 20 February 2006	21.2.2000	0.3336	4,000,000	–	–	4,000,000
21 February 2002 – 20 February 2007	21.2.2000	0.3336	1,300,000	(700,000)	–	600,000
Total number of share options held by employees			9,850,000	(700,000)	(500,000)	8,650,000
Total number of share options			62,450,000	(700,000)	(500,000)	61,250,000

The average closing price of the Company's share immediately before the date of which the share options exercised during the year ended 31 March 2002 was HK$0.59.

No share option was granted by the Company during the year ended 31 March 2002.

33. Warrants

	Warrants with subscription price of HK$0.85	
	Number	HK$'000
Balance at date of issue of warrants	141,401,053	120,191
Exercised during the year	(31,061)	(27)
Balance in issue at 31 March 2003	141,369,992	120,164

On 16 September 2002, a bonus issue of 141,401,053 warrant ("2004 Warrants") was made on the basis of one 2004 Warrant for every five existing ordinary shares then held on 16 September 2002.

Each 2004 Warrant entitles the registered holder to subscribe in cash at an initial subscription price of HK$0.85, subject to adjustment, for one ordinary share of HK$0.10 each in the Company, at any time from 26 September 2002 to 25 March 2004 (both dates inclusive).

Subsequent to the date of issue, 31,061 2004 Warrants were exercised to subscribe for ordinary shares. At 31 March 2003, the Company had outstanding 141,369,992 2004 Warrants. Exercise in full of such 2004 Warrants would result in the issue to 141,369,992 additional shares.

34. Share Premium and Reserves

	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY				
At 1 April 2001	281,339	39,225	77,498	398,062
Shares repurchased and cancelled	(112)	-	-	(112)
Share issued at a premium	163	-	-	163
Net profit for the year	-	-	3,935	3,935
2001 final dividend paid	-	-	(19,697)	(19,697)
At 31 March 2002	281,390	39,225	61,736	382,351
Share issued at a premium	14,671	-	-	14,671
Net profit for the year	-	-	7,615	7,615
2002 final dividend paid	-	-	(28,280)	(28,280)
At 31 March 2003	296,061	39,225	41,071	376,357

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of the subsidiaries at the date on which they were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition under the group reorganisation in 1994 and after the distribution to the shareholders of the Company.

34. Share Premium and Reserves – Continued

Under the applicable laws of Bermuda, the contributed surplus account of a company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of the directors, the Company's reserves available for distribution to shareholders were as follows:

	2003 HK$'000	2002 HK$'000
Contributed surplus	39,225	39,225
Retained profits	41,071	61,736
	80,296	100,961

35. Retirement Benefits Scheme

The Group operates Mandatory Provident Fund Scheme ("MPF Scheme") for all employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those funds of the Group under the control of trustees. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the MPF Scheme at rates specified in the rules. The only obligation of the Group with respect of MPF Scheme is to make the required contributions under the MPF Scheme.

The retirement benefits scheme contributions represent contributions payable to the schemes by the Group at rates specified in the rules of the schemes.

Employees of the subsidiaries in the PRC are members of pension schemes operated by the Chinese local government. The subsidiaries are required to contribute a certain percentage of the relevant part of the payroll of these employees to the pension schemes to fund the benefits. The only obligation for the Group with respect to the pension schemes is the required contributions under the pension schemes.

36. Operating Lease Commitments

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2003 HK$'000	2002 HK$'000
Within one year	8,930	4,930
In the second to fifth years inclusive	16,527	8,114
After five years	26,145	28,170
	51,602	41,214

Operating lease payments represent rentals payable by the Group for certain of its office premises, processing plants and farmland. Leases are negotiated for terms ranging from one to ten years.

The Group as lessor

Property rental income earned during the year was HK$8,365,000 (2002: HK$4,266,000). The investment properties of the Group are expected to generate rental yield of 8% (2002: 7%) on an ongoing basis. Certain of the Group's investment properties held have committed tenants ranging from one to five years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments in respect of investment properties which fall due as follows:

	2003 HK$'000	2002 HK$'000
Within one year	2,314	1,950
In the second to fifth years inclusive	748	2,555
	3,062	4,505

37. Capital Commitments

	THE GROUP		THE COMPANY	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
At 31 March 2003, the Group had commitment for capital expenditure in respect of the acquisition of property, plant and equipment as follows:				
Contracted for but not provided in the financial statements	8,469	6,283	2,730	-

38. Major Non-Cash Transaction

During the year, dividend income amounting to HK$1,400,000 (2002: nil) is received through the current account with an associate.

39. Contingent Liabilities

	THE GROUP		THE COMPANY	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
At the balance sheet date, the Group and the Company had contingent liabilities as follows:				
Bills discounted with recourse	420,900	253,937	-	
Guarantees given to bankers in respect of banking facilities utilised by subsidiaries	-	-	881,721	802,718
	420,900	253,937	881,721	802,718

40. Pledge of Assets

At 31 March 2003, the Group has pledged land and buildings and investment properties with aggregate carrying values of approximately HK$161,747,000 (2002: HK$164,666,000) and HK$18,300,000 (2002: HK$24,000,000) respectively, as collateral for mortgage loans granted to the Group by certain banks.

In addition to trade receivables with insurance coverage of HK$6,980,000 (2002: HK$60,099,000), mentioned in note 23 above, inventories of HK$338,691,000 (2002: HK$198,280,000) were also pledged as security for the revolving inventory financing facilities obtained from banks.

In addition, shares of certain subsidiaries were pledged as securities for revolving inventory financing facilities obtained from banks.

41. Related Party Transactions

(a) During the year, the Group had entered into the following significant transactions with an associate of the Group:

	2003 HK$'000	2002 HK$'000
Sales of frozen seafood *(note i)*	455,135	550,566
Purchases of frozen seafood *(note i)*	8,556	18,480
Administrative income *(note ii)*	7,199	12,000

Notes:

(i) Sales and purchases of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percentage profit mark-up.

(ii) Administrative income were charged to an associate on a cost allocation basis.

(b) The associate also provides inventories and trade receivables as part of the security to a bank to secure the banking facilities of HK$39,000,000 (2002: HK$342,000,000) granted to the Group. At 31 March 2003, facilities amounting to HK$nil (2002: HK$56,367,000) were utilised by the Group. Including in the discounting advances drawn on trade receivables with insurance coverage is an amount of HK$47,691,000 (2002: HK$31,870,000) which were drawn from discounting trade receivables with insurance coverage of an associate of HK$52,990,000 (2002: HK$35,411,000).

42. Particulars of Principal Subsidiaries

Particulars of the Company's principal subsidiaries as at 31 March 2003 are as follows:

Name	*Place/ country of incorporation or registration/ operation*	*Issued and fully paid-up capital/ contributed capital*	*Proportion of nominal value of issued capital held by the Company*/ subsidiaries %*	*attributable to the Group %*	*Principal activities*
Alliance Capital Enterprises Limited	Hong Kong/PRC	Ordinary HK$2	100	63	Property holding
Aqua Foods (Qinqdao) Co., Ltd.	PRC *(note a)*	Registered RMB6,340,000	100	100	Seafood processing
Best Concept (Far East) Limited	Hong Kong	Ordinary HK$2	100	100	Trading of frozen seafood products
Bonaire Developments Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Chasterton Group Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Clamford Holding Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100 *	100	Investment holding
Concept China Investment Limited	Hong Kong/PRC	Ordinary HK$2	100	63	Property holding
Conred Limited	Hong Kong/PRC	Ordinary HK$2	100	63	Property holding

42. Particulars of Principal Subsidiaries – Continued

Name	*Place/ country of incorporation or registration/ operation*	*Issued and fully paid-up capital/ contributed capital*	*Proportion of nominal value of issued capital held by the Company*/ subsidiaries %*	*Proportion of nominal value of issued capital attributable to the Group %*	*Principal activities*
Davis Limited	Hong Kong/PRC	Ordinary HK$2	100	63	Property holding
Fastact Group Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Glorious Ocean Limited	Hong Kong	Ordinary HK$2	100	100	Provision of treasury and administrative services
Heng Holdings (BVI) Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Investment holding
Join Power Assets Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
National Fish and Seafood Limited	Hong Kong	Ordinary HK$2	100	60	Trading of frozen seafood products
National Fish & Seafood Inc.	USA	Ordinary US$10,000	60	60	Trading and processing of frozen seafood products
New Millennium Group Holdings Limited	British Virgin Islands/ Hong Kong	Ordinary US$5,361,101	100	63	Trading of frozen vegetable
Nouvelle Foods International Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Trading of processed seafood products
Ocean Kingdom Enterprises Limited	Hong Kong	Ordinary HK$2	100	100	Trading of frozen seafood products
Pacific Andes Enterprises (BVI) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	63	Trading of frozen seafood products
Pacific Andes Enterprises (Hong Kong) Limited	Hong Kong *(note b)*	Ordinary HK$200 Non-voting deferred HK$10,000,000	100	100	Provision of and treasury administrative services
Pacific Andes Food (Hong Kong) Company Limited	Hong Kong	Ordinary HK$10,000	100	63	Trading of frozen seafood products
Pacific Andes Foodstuff Co., Ltd.	PRC *(note a)*	Registered US$1,800,000	100	100	Inactive
Pacific Andes (Holdings) Limited	Bermuda/Singapore	Ordinary S$98,059,000	63	63	Investment holding

42. Particulars of Principal Subsidiaries – Continued

Name	Place/ country of incorporation or registration/ operation	Issued and fully paid-up capital/ contributed capital	Proportion of nominal value of issued capital held by the Company*/ subsidiaries %	attributable to the Group %	Principal activities
Pacific Andes International Holdings (BVI) Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100 *	100	Investment holding
Pacific Andes Treasury Management Limited	Hong Kong	Ordinary HK$10,000,000	100	100	Provision of treasury services
Paco Beta Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	63	Trading of marine fuel
Paco Gamma Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	63	Vessel holding
Parkmond Group Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	63	Trading of frozen seafood products
Pelican Food Limited	British Virgin Islands/ Hong Kong	Ordinary US$100	100	100	Investment holding
Qingdao Canning Foodstuff Co. Ltd.	PRC *(note a)*	Registered US$12,100,000	100	100	Seafood processing
Rawley Trading Limited	British Virgin Islands/ USA	Ordinary US$1	100	100	Property holding
Qingdao Yuxin Food Co., Ltd.	PRC *(note a)*	Registered US$300,000	100	100	Inactive
Rich Reward Assets Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Sevenseas Enterprises Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Xinxing Foodstuffs (Qingdao) Company Limited	PRC *(note a)*	Registered US$910,000	100	100	Seafood processing

42. Particulars of Principal Subsidiaries – Continued

Notes:

(a) The subsidiaries are wholly foreign owned enterprises registered in the PRC.

(b) The non-voting deferred shares carry practically no rights to dividends nor receive notice of nor to attend or vote at any general meeting of the relevant company nor to participate in any distribution on wind up.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year.

43. Particulars of Principal Associates

Particulars of the Group's principal associates as at 31 March 2003 are as follows:

Name	*Forms of business structure*	*Place of incorporation*	*Attributable proportion of nominal value of issued registered capital held by the Company*	*Principal activities*
Global Research Group Inc.	Incorporated	British Virgin Islands	50%	Investment holding
Global Research Services Inc.	Incorporated	British Virgin Islands	50%	Provision of interactive electronic data base
Helena Overseas Limited	Incorporated	Republic of Cyprus	20%	Trading of processed seafood products

RESULTS

	Fifteen months ended 31 March 1999 HK$'000	Year ended 31 March 2000 HK$'000	Year ended 31 March 2001 HK$'000	Year ended 31 March 2002 HK$'000	Year ended 31 March 2003 HK$'000
TURNOVER	2,734,316	2,090,758	2,671,385	3,547,005	3,849,254
OPERATING PROFIT	44,431	59,764	79,892	107,718	123,510
SHARE OF RESULTS OF ASSOCIATES	-	5	479	2,177	1,219
	44,431	59,769	80,371	109,895	124,729
TAXATION	(6,807)	(5,682)	(3,576)	(3,721)	(1,430)
PROFIT BEFORE MINORITY INTERESTS	37,624	54,087	76,795	106,174	123,299
MINORITY INTERESTS	(15,256)	(18,893)	(20,092)	(26,046)	(28,948)
PROFIT FOR THE YEAR	22,368	35,194	56,703	80,128	94,351

ASSETS AND LIABILITIES

	31.3.1999 HK$'000	31.3.2000 HK$'000	31.3.2001 HK$'000	31.3.2002 HK$'000	31.3.2003 HK$'000
TOTAL ASSETS	1,711,200	1,711,956	1,823,218	2,336,060	2,383,769
TOTAL LIABILITIES	(930,320)	(916,509)	(952,104)	(1,391,353)	(1,331,053)
	780,880	795,447	871,114	944,707	1,052,716
MINORITY INTERESTS	(229,606)	(240,633)	(237,274)	(251,528)	(268,616)
SHAREHOLDERS' FUND	551,274	554,814	633,840	693,179	784,100

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Pacific Andes International Holdings Limited (the "Company") will be held at the Dynasty Club, 7/F., South West Tower, Convention Plaza, Wanchai, Hong Kong, on Wednesday, 17 September 2003 at 2:30 p.m. for the following purposes:

Ordinary Business

1. To receive and consider the audited consolidated financial statements and the directors' report and auditors' report for the year ended 31 March 2003.

2. To declare a final dividend for the year ended 31 March 2003.

3. To re-elect directors and to authorise the board of directors to fix their remuneration.

4. To re-appoint the auditors of the Company and to authorise the board of directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

(A) "THAT:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which require or might require the exercise of such powers either during or after the Relevant Period, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital allotted or issued or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to a Rights Issue, or the exercise of subscription or conversion rights under any warrants of the Company or any securities which are convertible into shares of the Company, or any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company, or any scrip dividend scheme or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or any part of a dividend of such shares in accordance with the bye-laws of the Company, shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and the said approval shall be limited accordingly;

(iii) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the date upon which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Company in general meeting;

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the Register of Members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may in their discretion deem necessary or expedient in relation to fractional entitlements or having regard to any restriction or obligations under the laws of any relevant jurisdiction or the requirements of any recognised regulatory body or any stock exchange)."

(B) "THAT:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company and outstanding warrants to subscribe for shares in the capital of the Company, and to make or grant offers, agreements and options which require or might require the exercise of such powers either during or after the Relevant Period, subject to and in accordance with all applicable laws and regulations and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of the share capital and warrants to subscribe for shares which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution (in case of repurchase(s) of issued shares), and ten per cent of the outstanding warrants of the Company as at the date of the passing of this resolution (in case of repurchase(s) of outstanding warrants), and the said approval shall be limited accordingly; and

(iii) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the date upon which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Company in general meeting."

(C) "THAT conditional upon resolution no. 5(A) and resolution no. 5(B) above being passed, the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company as mentioned in resolution no. 5(B) above shall be added to the aggregate nominal amount of share capital that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the directors of the Company pursuant to resolution no. 5(A) above, provided that such amount so added shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of passing of this resolution."

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 17 July 2003

Notes:

(i) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy in respect of the whole or any part of his holding of shares to attend and vote in his stead. A proxy need not be a member of the Company.

(ii) A form of proxy for the meeting is enclosed with this Annual Report. In order to be valid, the form of proxy must be deposited at the Hong Kong Principal Office of the Company at Rooms 3201-15 Hong Kong Plaza, 188 Connaught Road West, Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or other authority not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

(iii) An explanatory statement containing further details regarding resolution 5 is enclosed with this Annual Report.

(iv) The Register of Members will be closed from Monday, 15 September 2003 to Wednesday, 17 September 2003, both days inclusive, during which period no transfer of shares can be registered.

(v) Registered and unregistered holders of warrants who wish to exercise their subscription rights to receive shares which will qualify for the proposed final dividend must lodge the relevant warrant certificates together with the relevant instruments of transfer and subscription forms duly completed and accompanied by the requisite subscription monies with the Company's branch registrars in Hong Kong, Secretaries Limited of the G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 11 September 2003.

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附註：

(i) 有權出席上述通告所召開之會議及於會上投票之股東可委任一名代表，就其全部或任何部分股權代其出席及投票。受委代表毋須為本公司股東。

(ii) 一份本公司股東週年大會適用之代表委任表格隨附於本年報內。代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會（視情況而定）指定舉行時間48 小時前交回本公司在香港之主要辦事處（地址香港干諾道西188 號香港商業中心3201至3215 室），方為有效。

(iii) 一份載有第5 項決議案其他詳情之説明文件隨附於本年報內。

(iv) 本公司將於二零零三年九月十五日星期一至二零零三年九月十七日星期三（首尾兩日包括在內）期間暫停辦理股份過戶登記手續，期間任何股份過戶將不予登記。

(v) 認股權證之已登記及未登記持有人如欲行使其認購權，以收取符合建議派付末期股息之資格之股份，必須最遲於二零零三年九月十一日星期四下午四時正前將有關認股權證連同有關過戶文件及正式填妥及隨附必要認購款項之認購表格送抵本公司於香港之股份過戶登記分處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）。

「配售新股」指於本公司董事會指定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份之建議(惟本公司董事會可就零碎股權或在考慮任何有關司法權區之法例或任何認可監管機關或任何證券交易所之規定所產生之限制或責任後而按其酌情認為必要或權宜取消之此等權利或作出其他安排)。」

(B) 「**動議**：

(i) 在本決議案第(ii)分段規限下，謹此全面及無條件批准本公司董事會於有關期間行使本公司一切權力，購回本公司股本中之已發行股份及可認購本公司股本中之股份之未行使認股權證及作出或授予須或可能須於有關期間內或之後行使該等權力之建議、協議及認購權，惟須遵照一切適用之法例及規定及本公司之公司細則進行；

(ii) 本公司根據本決議案第(i)分段之批准而獲授權購回之股本及可認購股份之認股權證之總面值不得超過(就購回股份而言)本決議案通過當日本公司之已發行股本總面值之10%及(就購回尚未行使之認股權證而言)本決議案通過當日本公司尚未行使之認股權證之10%，而上述批准亦須受此限制；及

(iii) 就本決議案而言：

「有關期間」指本決議案通過當日至下列較早發生者之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載之授權經由股東大會通過本公司普通決議案而撤銷或修訂之日。」

(C) 「**動議**待上述第5(A)項決議案及第5(B)項決議案通過後，本公司根據上文5(B)項決議案所述授予本公司董事會之授權而購回之本公司股本中股份之總面值須加於本公司董事會根據本文5(A)項決議案而予配發或發行或有條件或無條件同意配發或發行之股本總面值之上，惟加上之數額不得超過於本決議案通過當日本公司之已行股本總面值之10%。」

承董事會命
公司秘書
鄭乃銘

香港，二零零三年七月十七日

茲通告太平洋恩利國際控股有限公司(「本公司」)謹訂於二零零三年九月十七日星期三下午二時三十分假座香港灣仔會展廣場西南座7樓皇朝會舉行股東週年大會，以處理下列事項：

普通事項

1. 省覽截至二零零三年三月三十一日止年度之經審核綜合財務報表及董事會與核數師報告。

2. 宣派截至二零零三年三月三十一日止年度之末期股息。

3. 重選董事及授權董事會釐定其酬金。

4. 重新委聘本公司之核數師及授權董事會釐定其酬金。

特別事項

5. 考慮及酌情通過下列決議案為普通決議案：

(A) 「**動議**：

(i) 在本決議案第(ii)分段規限下，謹此全面及無條件批准本公司董事會於有關期間內行使本公司一切權力，配發、發行及處理本公司股本中之額外股份，並作出或授予須於或可能須於有關期間內或之後行使該等權力之售股建議、協議及認購權；

(ii) 本公司董事會根據本決議案第(i)分段之批准而配發或發行或有條件或無條件同意配發或發行(不論是否根據認購權或以其他方式而配發)之股本總面值(不包括根據配售新股或行使本公司任何認股權證或任何可轉換為本公司股份之證券或就當時採納之任何認購股份計劃以便向本公司及／或其任何附屬公司之僱員授出或發行股份或可購買本公司股份之權利或類似安排，或任何以股代息計劃或根據本公司之公司細則規定配發本公司股份以取代該等股份之全部或任何部份股息之類似安排)，不得超過本決議案通過當日本公司之已發行股本總面值之20%，而上述批准亦須受此限制；

(iii) 就本決議案而言：

「有關期間」指本決議案通過當日至下列較早發生者之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載之授權經由股東大會通過本公司普通決議案而撤銷或修訂之日；

財務摘要

業績

	截至一九九九年三月三十一日止十五個月 千港元	截至二零零零年三月三十一日止年度 千港元	截至二零零一年三月三十一日止年度 千港元	截至二零零二年三月三十一日止年度 千港元	截至二零零三年三月三十一日止年度 千港元
營業額	2,734,316	2,090,758	2,671,385	3,547,005	3,849,254
經營溢利	44,431	59,764	79,892	107,718	123,510
所佔聯營公司業績	—	5	479	2,177	1,219
	44,431	59,769	80,371	109,895	124,729
稅項	(6,807)	(5,682)	(3,576)	(3,721)	(1,430)
未計少數股東權益前溢利	37,624	54,087	76,795	106,174	123,299
少數股東權益	(15,256)	(18,893)	(20,092)	(26,046)	(28,948)
年內溢利	22,368	35,194	56,703	80,128	94,351

資產與負債

	一九九九年三月三十一日 千港元	二零零零年三月三十一日 千港元	二零零一年三月三十一日 千港元	二零零二年三月三十一日 千港元	二零零三年三月三十一日 千港元
資產總值	1,711,200	1,711,956	1,823,218	2,336,060	2,383,769
負債總值	(930,320)	(916,509)	(952,104)	(1,391,353)	(1,331,053)
	780,880	795,447	871,114	944,707	1,052,716
少數股東權益	(229,606)	(240,633)	(237,274)	(251,528)	(268,616)
股東資金	551,274	554,814	633,840	693,179	784,100

42. 主要附屬公司之詳情－續

附註：

(a) 該附屬公司均為於中國註冊之全資外資企業。

(b) 無投票權遞延股實際上無權收取股息，收取有關公司之大會通告，於股東大會上出席或投票，及於清盤時參與任何分派。

董事會認為以上一覽表所列之本公司附屬公司均對本集團年內業績有重大影響或組成本集團之資產淨值主要部分。董事會認為列出其他附屬公司之詳情使資料過份冗長。

各附屬公司於年終概無任何尚未償還之債券證券。

43. 主要聯營公司之詳情

本集團之主要聯營公司於二零零三年三月三十一日之詳情如下：

名稱	*業務架構形式*	*註冊成立地點*	*本公司持有之已發行註冊資本面值之應佔百分比*	*主要業務*
Global Research Group Inc.	註冊成立	英屬處女群島	50%	投資控股
Global Research Services Inc.	註冊成立	英屬處女群島	50%	提供互動電子數據庫
Helena Overseas Limited	註冊成立	塞浦路斯	20%	買賣加工海產食品

42. 主要附屬公司之詳情－續

名稱	註冊成立或登記／業務所在地點／國家	已發行及繳足股本／繳入資本	已發行股本面值之百分比 本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Pacific Andes International Holdings (BVI) Limited	英屬處女群島／香港	普通股 1美元	100 *	100	投資控股
Pacific Andes Treasury Management Limited	香港	普通股 10,000,000港元	100	100	提供財務服務
Paco Beta Limited	英屬處女群島／世界各地	普通股 1美元	100	63	買賣燃料
Paco Gamma Limited	英屬處女群島／世界各地	普通股 1美元	100	63	船舶持有
Parkmond Group Limited	英屬處女群島／世界各地	普通股 1美元	100	63	買賣冷凍海產食品
Pelican Food Limited	英屬處女群島／世界各地	普通股 100美元	100	100	投資控股
青島罐頭食品廠有限公司	中國 *(附註a)*	註冊資本 12,100,000美元	100	100	海產加工
Rawley Trading Limited	英屬處女群島／美國	普通股 1美元	100	100	物業持有
青島裕信食品有限公司	中國 *(附註a)*	註冊資本 300,000美元	100	100	暫無業務
Rich Reward Assets Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
Sevenseas Enterprises Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
欣興食品(青島)有限公司	中國 *(附註a)*	註冊資本 910,000美元	100	100	海產加工

42. 主要附屬公司之詳情－續

名稱	註冊成立或登記／業務所在地點／國家	已發行及繳足股本／繳入資本	已發行股本面值之百分比 本公司*／附屬公司持有 %	本集團應佔 %	主要業務
大衛有限公司	香港／中國	普通股 2港元	100	63	物業持有
Fastact Group Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
榮海有限公司	香港	普通股 2港元	100	100	提供財務及行政服務
Heng Holdings (BVI) Limited	英屬處女群島／香港	普通股 1美元	100	100	投資控股
Join Power Assets Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
National Fish and Seafood Limited	香港	普通股 2港元	100	60	買賣冷凍海產食品
National Fish & Seafood Inc.	美國	普通股 10,000美元	60	60	買賣及加工冷凍海產食品
New Millennium Group Holdings Limited	英屬處女群島／香港	普通股 5,361,101美元	100	63	買賣冷凍蔬菜
Nouvelle Foods International Limited	英屬處女群島／香港	普通股 1美元	100	100	買賣加工海產食品
海傑企業有限公司	香港	普通股 2港元	100	100	買賣加工海產食品
Pacific Andes Enterprises (BVI) Limited	英屬處女群島／世界各地	普通股 1美元	100	63	買賣冷凍海產食品
太平洋恩利企業(香港)有限公司	香港 (附註b)	普通股200港元 無投票權遞延股 10,000,000港元	100	100	提供財務及行政服務
恩利食品(香港)有限公司	香港	普通股 10,000港元	100	63	買賣冷凍海產食品
太平洋恩利食品有限公司	中國 (附註a)	註冊資本 1,800,000美元	100	100	暫無業務
太平洋恩利(控股)有限公司	百慕達／新加坡	普通股 98,059,000新元	63	63	投資控股

41. 關連人士交易

(a) 年內，本集團及本公司與本集團一家聯營公司進行以下交易：

	二零零三年 千港元	二零零二年 千港元
銷售冷凍海產食品 *(附註i)*	455,135	550,566
購買冷凍海產食品 *(附註i)*	8,556	18,480
行政收入 *(附註ii)*	7,199	12,000

附註：

(i) 冷凍海產食品乃按市價銷售和購買，或如無市場價格，則按成本加若干溢利百分比計算。

(ii) 按成本分攤基準向一間聯營公司收取行政收入。

(b) 該聯營公司亦向一家銀行提供存貨及貿易應收款項作為授予本集團達39,000,000港元(二零零二年：342,000,000港元)銀行融資之部分擔保。於二零零三年三月三十一日，本集團未有動用該項融資(二零零二年：56,367,000港元)。47,691,000港元(二零零二年：31,870,000港元)列作已投保貿易應收款項之貼現融資乃自聯營公司已投保應收款項中52,990,000港元(二零零二年：35,411,000港元)支取用作貼現融資。

42. 主要附屬公司之詳情

本公司於二零零三年三月三十一日之主要附屬公司詳情如下：

名稱	註冊成立或登記／業務所在地點／國家	已發行及繳足股本／繳入資本	已發行股本面值之百分比 本公司*／附屬公司持有 %	本集團應佔 %	主要業務
隆嘉企業有限公司	香港／中國	普通股 2港元	100	63	物業持有
裕富食品(青島)有限公司	中國 *(附註a)*	註冊資本 6,340,000元 人民幣	100	100	海產加工
通運遠東有限公司	香港	普通股 2港元	100	100	買賣冷凍海產食品
Bonaire Developments Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
Chasterton Group Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
Clamford Holding Limited	英屬處女群島／香港	普通股 1美元	100*	100	投資控股
思華投資有限公司	香港／中國	普通股 2港元	100	63	物業持有
廣麗有限公司	香港／中國	普通股 2港元	100	63	物業持有

38. 主要非現金交易

年內，本公司透過一家聯營公司之往來賬目獲派發股息收入1,400,000港元(二零零二年：無)。

39. 或然負債

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
於結算日，本集團及本公司之或然負債如下：				
附追索權之貼現票據	420,900	253,937	–	–
就附屬公司動用銀行融資向銀行作出之擔保	–	–	881,721	802,718
	420,900	253,937	881,721	802,718

40. 資產抵押

於二零零三年三月三十一日，本集團已將賬面淨值總額分別約161,747,000港元(二零零二年：164,666,000港元)及18,300,000港元(二零零二年：24,000,000港元)之土地及樓宇以及投資物業，作為若干銀行向本集團授出按揭貸款之抵押。

除上文附註23所載已投保貿易應收款項6,980,000港元(二零零二年：60,099,000港元)，存貨338,691,000港元(二零零二年：198,280,000港元)亦已抵押予往來銀行以取得存貨循環信貸。

此外，若干附屬公司之股份已作出抵押予往來銀行以取得存貨循環信貸。

36. 經營租約承擔

本集團作為承租人

於結算日，本集團就按不可註銷經營租約租用物業有以下承擔：

	二零零三年 千港元	二零零二年 千港元
一年內	8,930	4,930
第二至第五年(包括首尾兩年)	16,527	8,114
五年以上	26,145	28,170
	51,602	41,214

經營租約款項乃指本集團就其若干辦公室物業、加工廠房及農地而應付之租金。經營租約之年期介乎一至十年。

本集團作為出租人

年內，物業租金收入約為8,365,000港元(二零零二年：4,266,000港元)。本集團之投資物業按持續基準計算，預期可獲得租金回報8%(二零零二年：7%)。本集團若干項投資物業之租約為期一至五年。

於結算日，本集團與承租人就投資物業之未來最低租約款項訂立合約，期限如下：

	二零零三年 千港元	二零零二年 千港元
一年內	2,314	1,950
第二至第五年(包括首尾兩年)	748	2,555
	3,062	4,505

37. 資本承擔

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
於二零零三年三月三十一日，本集團就購買物業、機器及設備資本開支之承擔如下：				
已訂約但尚未在財務報表撥備	8,469	6,283	2,730	—

34. 股份溢價及儲備 — 續

根據適用之百慕達法例，一家公司之繳入盈餘可供分派。然而，本公司在下列情況下，不得宣派或派付股息或自繳入盈餘作出分派：

(a) 負債到期時無法償還，或在作出派付後無法償還負債；或

(b) 資產之可變現值低於負債及已發行股本與股份溢價賬之總值。

董事認為，本公司可供分派予股東之儲備如下：

	二零零三年 千港元	二零零二年 千港元
繳入盈餘	39,225	39,225
保留溢利	41,071	61,736
	80,296	100,961

35. 退休福利計劃

本集團為其香港所有僱員實行強制性公積金計劃（「強積金計劃」）。強積金計劃乃根據強制性公積金計劃條例下於強制性公積金管理局註冊。強積金計劃之資產與本集團之資產分開持有，並以基金形式由信託人監管。根據強積金計劃之規定，僱主及其僱員須各自按計劃所定之比率向強積金計劃供款。本集團就強積金計劃之唯一責任為照強積金計劃之規定供款。

退休福利計劃供款指本集團按計劃規則列明之比率向基金支付供款。

中國國內附屬公司之僱員均參與中國地方政府管理之退休金計劃。附屬公司須按其僱員工資有關部分之若干百分比，向該退休計劃供款以支付有關福利。本集團於該退休金計劃之唯一責任為按照該退休金計劃之規定供款。

33. 認股權證

	認購價為0.85港元之認股權證 數目	千港元
發行認股權證日期之數目	141,401,053	120,191
於年內行使	(31,061)	(27)
於二零零三年三月三十一日之已發行數目	141,369,992	120,164

於二零零二年九月十六日，141,401,053份紅利認股權證(「二零零四年認股權證」)乃按於二零零二年九月十六日當時持有每五股現有普通股股份獲發一份二零零四年認股權證之基準發行。

每份二零零四年認股權證授權登記持有人於二零零二年九月二十六日至二零零四年三月二十五日(包括首尾兩日)期間按初步認購價0.85港元(可予調整)以現金認購本公司一股每股面值0.10港元之普通股股份。

於發行日期後，31,061份二零零四年認股權證已行使認購普通股。於二零零三年三月三十一日，本公司有尚未行使之二零零四年認股權證141,369,992份。悉數行使該等二零零四年認股權證將導致發行141,369,992股額外股份。

34. 股份溢價及儲備

	股份溢價 千港元	繳入盈餘 千港元	保留溢利 千港元	總計 千港元
本公司				
二零零一年四月一日	281,339	39,225	77,498	398,062
購回及已註銷股份	(112)	–	–	(112)
按溢價發行股份	163	–	–	163
本年度淨溢利	–	–	3,935	3,935
二零零一年末期股息	–	–	(19,697)	(19,697)
二零零二年三月三十一日	281,390	39,225	61,736	382,351
按溢價發行股份	14,671	–	–	14,671
本年度淨溢利	–	–	7,615	7,615
二零零二年末期股息	–	–	(28,280)	(28,280)
二零零三年三月三十一日	296,061	39,225	41,071	376,357

本公司之繳入盈餘指本公司於一九九四年進行集團重組時及本公司股東獲分派後，本公司所收購附屬公司當日之綜合股東資金與本公司就收購而發行之股份面值之差額。

32. 認購權計劃－續

二零零二年

類別一：董事

行使期	授出日期	每股認購價 港元	於二零零一年四月一日尚未行使	持有認股權數目 於年內行使	於年內註銷	於二零零二年三月三十一日尚未行使
一九九八年十月二十五日至二零零三年十月二十四日	一九九六年十月二十四日	0.9440	2,000,000	–	–	2,000,000
一九九九年七月十一日至二零零四年七月十日	一九九七年七月十日	1.1168	600,000	–	–	600,000
二零零二年八月二十一日至二零零五年八月二十日	二零零零年二月二十一日	0.3336	48,000,000	–	–	48,000,000
二零零二年二月二十一日至二零零七年二月二十日	二零零零年二月二十一日	0.3336	2,000,000	–	–	2,000,000
董事持有認股權總數			52,600,000	–	–	52,600,000

類別二：僱員

行使期	授出日期	每股認購價 港元	於二零零一年四月一日尚未行使	持有認股權數目 於年內行使	於年內註銷	於二零零二年三月三十一日尚未行使
一九九七年十月二十五日至二零零二年十月二十四日	一九九六年十月二十四日	0.9940	100,000	–	–	100,000
一九九八年十月二十五日至二零零三年十月二十四日	一九九六年十月二十四日	0.9440	3,750,000	–	(500,000)	3,250,000
一九九九年十月二十五日至二零零四年十月二十四日	一九九六年十月二十四日	0.9440	300,000	–	–	300,000
二零零零年十月二十五日至二零零五年十月二十四日	一九九六年十月二十四日	0.9440	400,000	–	–	400,000
二零零一年二月二十一日至二零零六年二月二十日	二零零零年二月二十一日	0.3336	4,000,000	–	–	4,000,000
二零零二年二月二十一日至二零零七年二月二十日	二零零零年二月二十一日	0.3336	1,300,000	(700,000)	–	600,000
僱員持有認股權總數			9,850,000	(700,000)	(500,000)	8,650,000
認股權總數			62,450,000	(700,000)	(500,000)	61,250,000

截至二零零二年三月三十一日止年度內，本公司之股份於緊接認購權行使日前之平均收市價為0.59港元。

本公司於截至二零零二年三月三十一日止年度內概無授出認股權。

32. 認購權計劃－續

二零零三年－續

類別二：僱員

行使期	授出日期	每股認購價 港元	於二零零二年四月一日尚未行使	持有認股權數目 於年內行使	於年內失效	於二零零三年三月三十一日尚未行使
一九九七年十月二十五日至二零零二年十月二十四日	一九九六年十月二十四日	0.9940	100,000	–	(100,000)	–
一九九八年十月二十五日至二零零三年十月二十四日	一九九六年十月二十四日	0.9440	3,250,000	(2,650,000)	–	600,000
一九九九年十月二十五日至二零零四年十月二十四日	一九九六年十月二十四日	0.9440	300,000	(300,000)	–	–
二零零零年十月二十五日至二零零五年十月二十四日	一九九六年十月二十四日	0.9440	400,000	(400,000)	–	–
二零零一年二月二十一日至二零零六年二月二十日	二零零零年二月二十一日	0.3336	4,000,000	(4,000,000)	–	–
二零零二年二月二十一日至二零零七年二月二十日	二零零零年二月二十一日	0.3336	600,000	(600,000)	–	–
僱員持有認股權總數			8,650,000	(7,950,000)	(100,000)	600,000
認股權總數			61,250,000	(53,950,000)	(100,000)	7,200,000

截至二零零三年三月三十一日止年度內，本公司之股份於緊接認購權行使日前之平均收市價介乎0.60港元至1.13港元。

本公司於截至二零零三年三月三十一日止年度內概無授出認股權。

32. 認購權計劃

認購權計劃旨在給予本集團董事及僱員鼓勵。根據認購權計劃(於一九九四年九月九日採納並將於二零零四年九月八日失效)(「該計劃」)之條款，董事會可授予本公司及其附屬公司之董事及僱員認購權，以相等於股份面值及緊接授出認購權日期前五個營業日股份於聯交所之平均收市價之80%(以較高者為準)認購本公司股份。董事會將釐定行使期，惟在任何情況下不得超過承授人接納日期起計五年及接納日期後兩年，並於該期間之最後一日或二零零四年九月八日(以較早者為準)失效。承授人須於接納時繳交1港元之不可退回代價。每位參與者之最高配額不得超過根據該計劃授出之認購權所涉及之股數上限之25%。

於二零零三年三月三十一日，根據該計劃已授出但尚未行使之認購權可認購7,200,000股股份，佔該日本公司已發行股份(不包括根據該計劃已發行之股份)之1%。該計劃項下可予發行之股份數目不得超過本公司不時已發行股本之10%，惟不包括根據該計劃之任何已發行股份。

由於該計劃不再符合經修訂之香港聯合交易所有限公司證券上市規則(「上市規則」)規管認購權計劃之規定，除非符合經修訂之上市規則第17章之規定，否則由二零零一年九月一日起不會再有認購權可根據該計劃授出。儘管如此，根據該計劃已授出之認購權將繼續可按照該計劃予以行使。

於二零零三年三月三十一日，根據本公司認購權計劃可認購股份之尚未行使認購權載列如下：

二零零三年

類別一：董事

			持有認股權數目			
行使期	*授出日期*	*每股認購價 港元*	*於二零零二年四月一日尚未行使*	*於年內行使*	*於年內失效*	*於二零零三年三月三十一日尚未行使*
一九九八年十月二十五日至二零零三年十月二十四日	一九九六年十月二十四日	0.9440	2,000,000	–	–	2,000,000
一九九九年七月十一日至二零零四年七月十日	一九九七年七月十日	1.1168	600,000	–	–	600,000
二零零零年八月二十一日至二零零五年八月二十日	二零零零年二月二十一日	0.3336	48,000,000	(44,000,000)	–	4,000,000
二零零二年二月二十一日至二零零七年二月二十日	二零零零年二月二十一日	0.3336	2,000,000	(2,000,000)	–	–
董事持有認股權總數			52,600,000	(46,000,000)	–	6,600,000

29. 其他借貸

本集團

於二零零二年三月三十一日，其他借貸指本集團於一九九九年八月收購Pelican Food Limited及其附屬公司餘下30%權益時所發行之承兑票據。該承兑票據為無抵押、須按年息率10厘支付利息，並已於截至二零零三年三月三十一日止年度悉數償還。

30. 遞延税項

	本集團	
	二零零三年 千港元	二零零二年 千港元
年初之結存	2,995	2,995
年內扣除 *(附註10)*	155	—
年終之結存	3,150	2,995

此數額主要指就税務上申報之折舊免税額高於財務報表所示折舊之時差而產生之税務影響。

由於出售土地與樓宇、投資物業及投資證券所產生之溢利或虧損毋須繳税，故並無就該等資產之重估增值或減值作出遞延税項撥備。因此，在税務而言，重估增值或減值並無構成時差。

於二零零三年三月三十一日及二零零二年三月三十一日，本集團及本公司並無任何重大未撥備遞延税項。

31. 股本

	股份數目	數額 千港元
每股面值0.10港元之普通股		
法定：		
於二零零二年三月三十一日及二零零三年三月三十一日	2,000,000,000	200,000
已發行及繳足：		
於二零零一年四月一日	656,765,266	65,677
本公司購回股份	(560,000)	(56)
行使購股權	700,000	70
於二零零二年三月三十一日	656,905,266	65,691
行使購股權	53,950,000	5,395
行使認股權證	31,061	3
於二零零三年三月三十一日	710,886,327	71,089

27. 貿易及其他應付款項

貿易及其他應付款項已包括貿易應付款項312,470,000港元(二零零二年:221,657,000港元)。於結算日之貿易應付款項賬齡分析如下:

	本集團	
	二零零三年 千港元	二零零二年 千港元
少於三十日	122,295	197,935
三十一日至六十日	110,209	262
六十一日至九十日	60,515	23,216
超過九十日	19,451	244
	312,470	221,657

28. 銀行借貸

	本集團	
	二零零三年 千港元	二零零二年 千港元
銀行借貸包括:		
存貨貸款	225,909	138,796
信託票據及短期銀行貸款	453,957	623,352
按揭貸款	78,079	77,075
銀行透支	16,754	15,332
	774,699	854,555
分為:		
有抵押	303,988	215,871
無抵押	470,711	638,684
	774,699	854,555
	千港元	千港元
銀行借貸於下列期間到期:		
一年內	704,200	785,600
一年至兩年	7,598	8,144
兩年至五年	23,141	19,712
五年以上	39,760	41,099
	774,699	854,555
一年內到期並列為流動負債之數額	(704,200)	(785,600)
一年後到期之數額	70,499	68,955

23. 已投保之貿易應收款項

已投保之貿易應收款項已包括已按應收貼現融資貼現予若干銀行之已貼現貿易應收款項145,451,000港元(二零零二年：159,602,000港元)。

已投保之貿易應收款項於結算日之賬齡分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
少於三十日	108,118	97,405
三十一日至六十日	83,282	34,417
六十一日至九十日	8,729	27,780
九十一日至一百二十日	3,920	—
超過一百二十日	779	—
	204,828	159,602

24. 墊款予供應商

本集團

該筆款項以供應商之船舶作為抵押及免付利息。

25. 與一間聯營公司之貿易應收款項及聯營公司欠款

本集團

與一間聯營公司之貿易應收款項及聯營公司欠款為有抵押、免息及按要求償還。

26. 已抵押存款

本集團

該款項指向提供貼現融資機構持有已投保貿易應收款項之還款及抵押予銀行作為授予本集團銀行信貸之抵押之存款。

21. 存貨

	本集團	
	二零零三年 千港元	二零零二年 千港元
存貨（按成本）包括下列各項：		
冷凍魚類	394,949	632,313
魚柳及魚切塊	275,950	156,774
燃油	681	7,459
種籽及蔬菜	5,968	5,501
包裝材料	7,620	947
	685,168	802,994

22. 貿易及其他應收款項

貿易及其他應收賬款已分別包括貿易應收款項498,829,000港元（二零零二年：463,309,000港元）及應收票據55,617,000港元（二零零二年：零）。本集團繼續執行既定之信貸政策。在銷售貨品方面，本集團給予其貿易客戶之信貸期平均為三十至一百二十天。於結算日之貿易應收款項及應收票據賬齡分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
少於三十日	492,717	244,584
三十一日至六十日	39,195	132,175
六十一日至九十日	12,480	78,971
九十一日至一百二十日	8,722	2,120
超過一百二十日	1,332	5,459
	554,446	463,309

18. 於聯營公司之權益

	本集團	
	二零零三年 千港元	二零零二年 千港元
所佔資產淨值	435	1,522

本集團於二零零三年三月三十一日之聯營公司詳情載於附註43。

19. 投資證券

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
非流動其他股本證券：				
上市				
香港	11,737	8,031	–	–
海外	4,817	–	–	–
	16,554	8,031	–	–
非上市	11,213	21,053	5,100	5,100
	27,767	29,084	5,100	5,100
上市證券市值	16,554	8,031	–	–

一九九七年，本公司向National Fish and Seafood Inc.（「NFS」）發行12,354,864股股份，以換取本集團獲發行NFS之經擴大股本60%。NFS持有本公司股份作為非流動投資。

20. 非流動應收款項

	本集團	
	二零零三年 千港元	二零零二年 千港元
出售船舶之應收代價	15,803	15,803
須於以下期間償還：		
一年內	6,435	9,368
一年以上但少於五年	–	6,435
	6,435	15,803
減：年內到期並計入貿易及其他應收款項（*附註22*）	(6,435)	(9,368)
一年後到期之數額	–	6,435

應收款項為以船舶作抵押，並須按年息率12厘（二零零二年：12厘）支付利息。

16. 負商譽

	千港元
本集團	
總額	
於二零零二年四月一日	(1,358)
年內收購一間附屬公司額外權益而產生	(1,300)
於二零零三年三月三十一日	(2,658)
撥回收益表	
於二零零二年四月一日	34
年內撥回	75
於二零零三年三月三十一日	109
賬面值	
於二零零三年三月三十一日	(2,549)
於二零零二年三月三十一日	(1,324)

本集團分別於二零零三年一月及二零零三年三月因收購太平洋恩利(控股)有限公司額外0.37%及0.18%之股權而於年內產生負商譽之增加額。就二零零三年一月及二零零三年三月進行之收購而言，845,000港元及455,000港元之負商譽分別獲確定。負商譽於收益表內按二十年(相當於所收購可折讓資產之估計平均可用年期)直線基準撥回。

17. 於附屬公司之權益

	本公司	
	二零零三年 千港元	二零零二年 千港元
非上市股份	41,926	41,926
附屬公司欠款	399,446	400,451
	441,372	442,377

本公司於二零零三年三月三十一日之主要附屬公司詳情載於附註42。

附屬公司欠款乃無抵押，並毋須於結算日後十二個月內償還。除一筆為數399,446,000港元(二零零二年：390,451,000港元)以1.43%至5.42%利率計息之款額外，其餘款額皆免收利息。

15. 投資物業

	本集團	
	二零零三年 千港元	二零零二年 千港元
估值		
年初	61,400	63,400
滙兑調整	330	—
重估減值	(800)	(2,000)
撥出予土地及樓宇	(5,000)	—
年終	55,930	61,400

上述投資物業之賬面值包括：

	本集團	
	二零零三年 千港元	二零零二年 千港元
根據長期租約持有之香港土地	18,300	24,000
根據長期租約持有之中國土地	37,630	37,400
	55,930	61,400

投資物業按經營租約出租。

本集團於香港及中國之投資物業於二零零三年三月三十一日之價值由獨立物業估值師邦盟滙駿評估有限公司按公開市場基準進行重估。

14. 物業、機器及設備－續

上文所列土地及樓宇之賬面淨值包括：

	本集團	
	二零零三年 千港元	二零零二年 千港元
根據長期租約持有之香港土地	161,747	163,666
根據長期租約持有之中國土地	—	2,500
根據中期租約持有之中國土地	51,600	49,100
美利堅合眾國(「美國」)之永久業權土地	4,002	4,035
	217,349	219,301

本集團位於香港及中國之租賃土地及樓宇於二零零三年三月三十一日之價值已由獨立物業估值師邦盟滙駿評估有限公司按公開市值基準進行重估。

董事已於一九九九年六月二日委託獨立物業估值師D.J. Brown Associates對位於美國之土地及樓宇進行估值。該土地及樓宇之估值為530,000美元(折合約4,134,000港元)。董事認為該物業於二零零三年三月三十一日之賬面值與其公平價值並無重大差異。

倘本集團之租賃土地及樓宇並無進行重估，則須按成本基準以下列數額入賬：

	千港元
成本	246,432
累積折舊	(36,649)
於二零零三年三月三十一日之賬面淨值	209,783
於二零零二年三月三十一日之賬面淨值	209,504

14. 物業、機器及設備

	土地及樓宇 千港元	租賃物業裝修 千港元	傢俬及裝置 千港元	辦公室設備 千港元	汽車 千港元	機器及設備 千港元	船舶 千港元	在建工程 千港元	總計 千港元
本集團									
成本或估值									
於二零零二年四月一日	219,400	13,610	14,954	25,414	21,824	92,524	94,087	6,532	488,345
滙兑調整	927	114	9	140	170	1,209	–	121	2,690
添置	–	5,359	1,884	2,459	1,352	5,131	–	1,315	17,500
出售	–	–	–	(20)	(748)	(1,657)	(47,043)	–	(49,468)
自投資物業撥入	5,000	–	–	–	–	–	–	–	5,000
重新分類	–	–	–	–	–	6	–	(6)	–
重估減值	(7,846)	–	–	–	–	–	–	–	(7,846)
於二零零三年三月三十一日	217,481	19,083	16,847	27,993	22,598	97,213	47,044	7,962	456,221
包括：									
成本	–	19,083	16,847	27,993	22,598	97,213	47,044	7,962	238,740
一九九九年之估值	4,134	–	–	–	–	–	–	–	4,134
二零零三年之估值	213,347	–	–	–	–	–	–	–	213,347
	217,481	19,083	16,847	27,993	22,598	97,213	47,044	7,962	456,221
折舊									
於二零零二年四月一日	99	7,076	11,940	16,511	15,991	35,054	67,696	–	154,367
滙兑調整	–	37	6	92	137	311	–	–	583
年內撥備	5,656	2,475	1,177	3,321	1,948	10,522	10,516	–	35,615
出售時撇銷	–	–	–	(15)	(298)	(700)	(38,123)	–	(39,136)
重估調整	(5,623)	–	–	–	–	–	–	–	(5,623)
於二零零三年三月三十一日	132	9,588	13,123	19,909	17,778	45,187	40,089	–	145,806
賬面淨值									
於二零零三年三月三十一日	217,349	9,495	3,724	8,084	4,820	52,026	6,955	7,962	310,415
於二零零二年三月三十一日	219,301	6,534	3,014	8,903	5,833	57,470	26,391	6,532	333,978

12. 股息

	二零零三年 千港元	二零零二年 千港元
末期股息：		
建議末期股息每股4.5港仙		
（二零零二年：4港仙）	31,999	26,276
往年於年結日後行使購股權而發行		
之股份派付之額外股息	—	2,004
	31,999	28,280

由董事建議之末期股息須於應屆股東大會上獲得股東批准。

13. 每股盈利

截至二零零三年三月三十一日止兩個年度每股基本及攤薄盈利乃按下列各項計算：

	二零零三年 千港元	二零零二年 千港元
計算每股基本及攤薄盈利之盈利	94,351	80,128
計算每股基本盈利之普通股加權平均數	692,711,091	656,492,225
對攤薄普通股之潛在影響：		
認購權	11,294,037	10,357,949
計算每股攤薄盈利之普通股加權平均數	704,005,128	666,850,174

由於本公司尚未行使之認股權證之行使價較每股平均市價為高，故本公司尚未行使之認股權證之兌換並未計入每股攤薄盈利內。

10. 稅項

	二零零三年 千港元	二零零二年 千港元
支出包括：		
年內溢利		
一香港	1,490	2,950
一其他司法權區	265	16
以往年度之(超額撥備)撥備不足		
一香港	(480)	91
本公司及其附屬公司應佔稅項	1,275	3,057
遞延稅項	155	—
所佔聯營公司稅項	—	664
年內稅項支出	1,430	3,721

香港利得稅乃根據年內估計應課稅溢利按16%稅率計算。

其他司法權區稅項乃按有關司法權區之稅率計算。

本集團大部分溢利並非產生或源自香港，故毋須繳付香港利得稅。

遞延稅項之詳情載於附註30。

11. 本年度淨溢利

本集團於本年度之淨溢利為94,351,000港元(二零零二年：80,128,000港元)，其中淨溢利7,615,000港元(二零零二年：3,935,000港元)已計入本公司之財務報表。

9. 董事酬金

	二零零三年 千港元	二零零二年 千港元
董事袍金：		
一執行董事	—	—
一獨立非執行董事	480	480
	480	480
其他酬金一執行董事		
薪金及其他實物利益		
一現金	8,775	7,673
一實物利益	3,376	4,621
獎勵性花紅	2,120	2,120
退休福利計劃供款	317	292
	14,588	14,706
	15,068	15,186

實物利益主要指本公司若干董事獲提供寓所之估計現金價值。

董事酬金介乎下列金額：

	二零零三年 董事人數	二零零二年 董事人數
零港元至1,000,000港元	3	4
1,000,001港元至1,500,000港元	1	—
2,000,001港元至2,500,000港元	2	2
2,500,001港元至3,000,000港元	2	1
3,000,001港元至3,500,000港元	1	1
3,500,001港元至4,000,000港元	—	1
	9	9

本集團截至二零零三年三月三十一日止年度及截至二零零二年三月三十一日止年度之五位最高薪人士均為董事。

6. 其他經營支出

	二零零三年 千港元	二零零二年 千港元
其他經營支出包括：		
重估減值：		
一土地及樓宇	759	2,219
一投資物業	800	1,500
聯營公司欠款減損	—	3,923
出售物業、機器及設備虧損	806	—
	2,365	7,642

7. 經營溢利

	二零零三年 千港元	二零零二年 千港元
經營溢利已經扣除：		
核數師酬金	2,452	2,034
折舊	35,615	39,597
承租物業之租金	3,785	5,781
退休福利計劃供款	1,210	1,274
其他員工成本	59,063	67,874
	60,273	69,148
及已經計入：		
扣除支銷後之淨租金收入	7,528	4,266

8. 財務支出

	二零零三年 千港元	二零零二年 千港元
銀行借貸利息：		
一須於五年內全數償還	67,602	74,262
一毋須於五年內全數償還	2,616	2,190
承兑票據利息	2,410	6,328
	72,628	82,780

4. 營業額及分類資料 – 續

地區分類 – *續*

以下為按資產所在地劃分之分類資產賬面值及添置物業、機器及設備之分析：

	分類資產賬面值		添置物業、機器及設備	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
中國	1,574,400	1,518,788	15,526	12,965
北美洲	148,092	195,258	1,974	972
西歐	211,111	177,088	–	–
東歐	431,800	371,975	–	–
日本	1,791	3,711	–	–
其他地區	16,575	69,240	–	–
	2,383,769	2,336,060	17,500	13,937

5. 其他經營收入

	二零零三年 千港元	二零零二年 千港元
其他經營收入包括：		
代理收入	7,199	12,000
損毀賠償	692	–
股息收入	494	–
利息收入	1,345	2,507
投資物業租金總額	8,365	4,266
出售物業、機器及設備收益	–	5
負商譽撥回	75	34
雜項收入	1,366	485
滙兑溢利，淨額	–	2,786
	19,536	22,083

4. 營業額及分類資料－續

截至二零零二年三月三十一日止年度之其他資料

	冷凍魚類 千港元	魚柳及魚切塊 千港元	船務服務 千港元	蔬菜 千港元	未分配支出 千港元	綜合 千港元
資產添置	5,264	6,525	—	2,148	—	13,937
折舊	8,190	8,760	19,867	2,780	—	39,597
負商譽撥回	(34)	—	—	—	—	(34)
重估減值						
－土地及樓宇	940	1,279	—	—	—	2,219
－投資物業	—	1,500	—	—	—	1,500
於收益表確認之減損	—	—	—	—	3,923	3,923

地區分類

本集團業務分佈於中國、北美洲、西歐、東歐及日本各地。

下表載列本集團按市場區域分類的銷售分析(不論貨物／服務來源地)：

	按市場區域分類之營業額 二零零三年 千港元	二零零二年 千港元
中國	1,928,927	1,815,875
北美洲	905,795	867,826
西歐	791,161	656,758
日本	172,277	154,322
東歐	19,912	23,728
其他地區	31,182	28,496
	3,849,254	3,547,005

4. 營業額及分類資料－續

截至二零零三年三月三十一日止年度之其他資料

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	船務服務 千港元	蔬菜 千港元	綜合 千港元
資產添置	33	15,501	—	1,966	17,500
折舊	2,491	16,874	10,516	5,734	35,615
負商譽撥回	(75)	—	—	—	(75)
重估減值					
－土地及樓宇	—	759	—	—	759
－投資物業	500	300	—	—	800

二零零二年

於二零零二年三月三十一日之資產負債表

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	船務服務 千港元	蔬菜 千港元	未分配 資產／ 負債 千港元	綜合 千港元
資產						
分類資產	1,338,489	389,754	39,643	45,825	—	1,813,711
於聯營公司投資	—	150,053	—	—	7,599	157,652
未分配集團資產	—	—	—	—	364,697	364,697
綜合資產總值						2,336,060
負債						
分類負債	32,312	227,767	7,119	968	—	268,166
未分配集團負債	—	—	—	—	1,123,187	1,123,187
綜合負債總值						1,391,353

4. 營業額及分類資料－續

業務分類－續

截至二零零二年三月三十一日止年度

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	船務服務 千港元	蔬菜 千港元	綜合 千港元
營業額					
對外銷售(*附註*)	2,034,003	1,454,575	23,447	34,980	3,547,005
業績					
分類業績	154,379	146,416	274	4,014	305,083
未分配集團支出					(114,585)
經營溢利					190,498
財務支出					(82,780)
所佔聯營公司業績	－	2,177	－	－	2,177
除税前溢利					109,895
税項					(3,721)
未計少數股東權益前溢利					106,174

附註： 截至二零零二年三月三十一日止年度各業務分類之間並無任何銷售。

二零零三年

於二零零三年三月三十一日之資產負債表

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	船務服務 千港元	蔬菜 千港元	未分配 資產／ 負債 千港元	綜合 千港元
資產						
分類資產	1,159,751	553,017	17,145	45,527	－	1,775,440
於聯營公司投資	－	137,309	－	－	5,548	142,857
未分配集團資產	－	－	－	－	465,472	465,472
綜合資產總值						2,383,769
負債						
分類負債	243,050	123,086	－	977	－	367,113
未分配集團負債	－	－	－	－	963,940	963,940
綜合負債總值						

4. 營業額及分類資料

以下為本集團按主要業務及地區市場劃分之營業額及經營溢利之分析：

業務分類

就管理而言，本集團現分為四項業務—冷凍魚類、魚柳及魚切塊、船務服務及蔬菜。本集團按該等業務申報其主要分類資料。

主要業務如下：

冷凍魚類	—	冷凍海產買賣
魚柳及魚切塊	—	海產售賣及加工
船務服務	—	船舶租賃及海上燃料買賣
蔬菜	—	冷凍蔬菜買賣及加工

有關上述業務之分類資料如下：

截至二零零三年三月三十一日止年度

	冷凍魚類	*魚柳及魚切塊*	*船務服務*	*蔬菜*	*綜合*
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
營業額					
對外銷售(*附註*)	2,107,504	1,685,387	16,317	40,046	3,849,254
業績					
分類業績	151,367	157,111	680	4,943	314,101
未分配集團支出					(117,963)
經營溢利					196,138
財務支出					(72,628)
所佔聯營公司業績	—	1,219	—	—	1,219
除稅前溢利					124,729
稅項					(1,430)
未計少數股東權益前溢利					123,299

3. 主要會計政策－續

存貨

存貨乃並按成本及可變現淨值兩者之較低者入賬。成本包括所有購買成本、兑換成本（如適用）及將存貨運往現存位置及達致目前狀況之其他成本，並按加權平均法計算。可變現淨值為於日常業務情況之預計售價減所有預計完成時之費用及預計出售時所需之費用。

外幣

以港元以外貨幣計算之交易均按交易當日適用之滙率換算。以港元以外貨幣計算之貨幣資產及負債，按結算日之滙率重新換算為港元。因滙兑而產生之盈虧均計入當期之淨溢利或虧損內。

在綜合賬目時，本集團於海外營運並以港元以外貨幣結算之資產及負債均按結算日之滙率換算。收入及支出項目按當期之平均匯率折算。所有因折算而出現之匯兑差額（如有）均歸類為權益並撥入本集團匯兑儲備處理。該匯兑差額會於有關業務出售之期間確認為收入或支出。

税項

税務支出乃按年內業績計算，並已就毋須課税或無減免項目作出調整。由於若干收支項目在税務與財務報表被確認之會計時期不同，故此出現時差。時差帶來之税務影響會以負債法計算，並只會在可預見將來會產生負債或資產之情況下，在財務報表內確認為遞延税項。

經營租約

經營租約租金支出以直線法按有關租約年期於收益表中扣除。

退休福利計劃

支付予定額供款退休金計劃及強制性公積金計劃於年內之款項乃在到期時入賬列為開支。

3. 主要會計政策－續

投資證券

投資證券乃按交易日期基準入賬，並初步以成本計算。

於其後申報日期，本集團表明有意及可持至到期之債務證券（持至到期債務證券）乃按已攤銷成本減任何經確認減損計算，以反映不可收回之數額。收購可持至到期證券之任何折讓或溢價之年度攤銷會與其他應收投資收入累積計算，使各期間所確認之收益均有固定之投資回報。

可持至到期債務證券以外之所有證券均於其後申報日期按公平值計算。

倘證券乃持作買賣用途，則未變現盈虧均計入該期間之溢利或虧損淨額。就其他證券而言，未變現盈虧計入股權，直至該證券出售或被釐訂出現減值時，則早前在股本確認之累計盈虧會計入該期間之盈虧淨額。

減值

於每個結算日，本集團審閱其資產之賬面值，以釐定該資產有否減值跡像。倘資產的可收回金額估計少於其賬面值，則資產之賬面值須減至其可收回金額。減損即時確認作支出，惟倘有關資產根據另一項會計準則按重估值列賬，則減損根據該會計準則當作重估減值論。

倘減損其後獲撥回，資產的賬面值增至其經修訂估計可收回金額，惟已增加之賬面值不會超逾倘並無於過往年度確認減損而釐定之賬面值。減損撥回即時確認為收益，惟倘有關資產根據另一項會計準則按重估值列賬，則減損撥回根據該會計準則當作重估增值論。

船舶經營前開支

船舶經營前開支於發生時入賬列為支出。

借貸成本

收購、興建或生產合資格資產之直接借貸成本可撥充資本，作為有關資產之部分成本。當有關資產大致可用作擬定用途或銷售時，借貸成本將終止撥充資本。

所有其他借貸成本於產生期間列為支出。

3. 主要會計政策－續

物業、機器及設備－*續*

任何土地及樓宇產生之重估增值會計入資產重估儲備。倘若某一資產之重估增值可抵銷同一資產過往列作支出之重估減值，則該部份增值會計入收益表內。因重估某一資產而減少之賬面淨值，會先從該資產在過往之資產重估儲備(如有)對銷，其餘虧損則列作支出。在出售資產或停止使用一項重估資產時，其應佔重估增值會轉往保留溢利。

除在建工程外、物業、機器及設備之折舊乃按原值或估值根據其預計可使用年期計算，詳情如下：

	年率	*計算法*
永久業權土地	無	—
租約土地	按租約年期	直線法
樓宇	4%	直線法
租賃物業裝修	30%	餘額遞減法
傢俬及裝置	30%	餘額遞減法
辦公室設備	40%	餘額遞減法
汽車	40%	餘額遞減法
機器及設備	20%至40%	餘額遞減法
船舶	20%	直線法

出售或停用資產產生之盈虧，乃由該資產之銷售所收款項與其面值之差額所釐定，並在收益表中確認。

投資物業

投資物業為持有具投資潛力之已完成物業，其租金收入乃經公平磋商釐定。

投資物業乃根據結算日獨立專業估價值計算之公開市值入賬。任何投資物業之重估增值或減值會在投資物業重估儲備內入賬或扣除。除非該儲備數額不足以彌補減值數目，則減值超出投資物業重估儲備之部分會於收益表扣除。倘於減值於收益表扣除後產生重估增值，該增值會按過往扣除減值之數目於收益表入賬。

在出售投資物業時，該物業之投資物業重估儲備數額將轉撥至收益表內。

投資物業毋需折舊，除非其尚未期滿之租賃期為二十年或以下。

3. 主要會計政策－續

負商譽－*續*

於二零零一年四月一日後進行收購所產生之負商譽於資產負債表個別分列為資產減值。倘負商譽與於收購當日預計之虧損或開支有關，則於該等虧損或開支產生時撥往收益。剩餘之負商譽就所購入可資識別可折舊資產之餘下平均可用年期按直線法確認為收入。倘負商譽超過所購入可資識別非貨幣資產公平價值之總額，則即時確認為收益。

於附屬公司之投資

於附屬公司之投資乃按成本減任何已確認減損列入本公司資產負債表。

於聯營公司之權益

綜合收益表包括本集團所佔聯營公司於收購後之年度業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔該聯營公司之資產淨值減任何已確認減損入賬。

收入確認

出售貨品於付運及物權轉讓時獲確認。

船務服務之收入在完成船務服務合約後即獲確認。

利息收入乃根據本金額按時間比例及適用之利率計入賬項。

租金收入包括以經營租約持有物業之預收租金收入，以直線法按有關租期確認。

物業、機器及設備

除土地及樓宇與在建工程以外，物業、機器及設備均按成本減折舊及累計減損入賬。

土地及樓宇乃以重估值(即按重估日期之公平價值)減任何其後之累計折舊及任何其後之減損列入資產負債表。重估乃定期進行以確保於結算日其賬面值與採用公平價格釐定之面值不致出現重大差異。

2. 採納會計實務準則／會計政策之變動－續

僱員福利

於本年度，本集團採納會計實務準則第34號「僱員福利」，該會計實務準則訂明僱員福利（包括退休福利計劃）之計算規則。由於本集團只參與定額供款退休福利計劃，採納會計實務準則第34號對本集團本年度及往年之財務報告並無重大影響。

3. 主要會計政策

財務報表乃按香港一般接納之會計原則及歷史成本慣例編撰，並就土地及樓宇、投資物業及投資證券之重估作出修訂。已採納之主要會計政策如下：

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年三月三十一日止之財務報表。

年內收購或出售之附屬公司業績，均自該等公司實際被收購當日或於實際出售當日(視情況而定)計入綜合收益表內。

商譽

綜合賬目而產生的商譽指收購成本超逾本集團於收購當日在附屬公司的可資識別資產與負債公平價值所佔權益的數額。

於二零零一年四月一日前進行收購而產生的商譽繼續於儲備列賬，直至出售有關附屬公司或決定於商譽減損時從收益表中扣除。

於二零零一年四月一日後進行收購附屬公司而產生的商譽將撥充資本，並於估計可用經濟年期，按直線法攤銷。收購附屬公司產生的商譽在資產負債表中個別呈列。

當出售附屬公司時，計算出售之盈虧會包括有關附屬公司的未攤銷商譽應佔金額／以往於儲備中對銷或計入的商譽。

負商譽

負商譽指本集團於收購當日在附屬公司之可資識別資產及負債之公平價值所佔權益超過收購成本的差額。

於二零零一年四月一日前進行收購所產生之負商譽繼續於儲備列賬，並將於出售有關附屬公司時計入收益表內。

1. 一般資料

本公司是在百慕達註冊成立之獲豁免有限公司。其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之最終控股公司為在英屬處女群島註冊成立之N.S. Hong Investment (BVI) Limited (「NSH」)。

本公司為投資控股公司，向各集團公司提供企業管理服務。各主要附屬公司及聯營公司之主要業務詳情分別載於附註42及43。

2. 採納會計實務準則／會計政策之變動

年內，本集團首次採納香港會計師公會頒佈之若干全新及經修訂會計實務準則(「會計實務準則」)。採納此等會計實務準則使本集團之會計政策出現若干變動，有關經修訂會計政策載於附註3。此外，採納該等會計實務準則令綜合現金流量報表之呈報格式作出改變及在財務報表中增設綜合權益變動表。去年比較數額及披露已重列，以使呈列方式貫徹一致。

採納該等新訂及經修訂會計實務準則使本集團之會計政策出現以下變動，並影響本期間或過往期間所呈報之數額及披露。

外幣兌換

會計實務準則第11號「外幣換算」經修訂後，已剔除將香港以外業務之收益表按年度結算日匯率換算之選擇（本集團之前採用該政策）。海外業務之收入及支出現在必須按平均匯率換算。這項會計政策變動對本年度及往年之業績並無任何重大影響。

現金流量表

於本年度，本集團採納會計實務準則第15號（經修訂）「現金流量表」。根據此經修訂會計實務準則，現金流量從以往之按五類業務改為按三類業務分類披露（分別是經營業務、投資業務及融資業務）。已收之利息及股息收入現被歸類為投資現金流量。已付之利息支出及股息支出現分別被歸類為經營現金流量及融資現金流量。利得稅產生之現金流量則被歸類為經營業務，除非有關稅金可被分開界定為投資或融資業務。

此外，以現金及現金等值項目列示之款額，現已修訂為不包括具有融資性質之信託收據及短期銀行貸款。海外業務之現金流量已按現金流量日期適用之匯率(而非按結算日匯率)重新換算。現金及現金等值項目之重新界定已導致現金流量報表所載比較收字須予重列。

截至二零零三年三月三十一日止年度

	二零零三年 千港元	二零零二年 千港元
融資業務		
發行普通股本	20,069	233
少數股東出資	2	—
購回本身股份	—	(168)
(已償還)已籌集銀行借貸淨額	(81,278)	334,819
償還其他借款	(63,278)	—
已派股息	(28,280)	(19,326)
已派予少數股東之股息	(8,113)	(6,195)
融資業務(耗用)產生之現金淨額	(160,878)	309,363
現金及現金等值項目增加淨額	109,644	33,113
年初之現金及現金等值項目	83,900	50,787
滙兑差額影響	136	—
年終之現金及現金等值項目	193,680	83,900
現金及現金等值項目結存分析		
先前呈報之現金及現金等值項目		18,719
信託票據及短期銀行貸款重新分類之影響		65,181
重列後		83,900
列示為：		
銀行結存及現金	210,434	99,232
銀行透支	(16,754)	(15,332)
	193,680	83,900

綜合現金流量表

截至二零零三年三月三十一日止年度

	二零零三年 千港元	二零零二年 千港元
經營業務		
經營溢利	196,138	190,498
調整項目：		
股息收入	(494)	–
利息收入	(1,345)	(2,507)
折舊	35,615	39,597
聯營公司欠款減損	–	3,923
重估土地及樓宇之重估減值	759	2,219
重估投資物業之重估減值	800	1,500
出售物業、機器及設備之虧損(收益)	806	(5)
負商譽撥回	(75)	(34)
營運資金調動前之經營現金流量	232,204	235,191
存貨減少(增加)	117,826	(417,536)
貿易及其他應收款項之增加	(95,540)	(11,281)
已投保之貿易應收款項之增加	(45,226)	(16,990)
墊款予供應商之減少(增加)	50,876	(51,831)
聯營公司欠款之減少(增加)	964	(5,416)
與一間聯營公司之貿易應收款項之減少	15,050	3,552
貿易及其他應付款項之增加	96,153	47,551
已投保貿易應收款項之貼現融資之(減少)增加	(12,875)	48,224
經營業務產生(耗用)之現金	359,432	(168,536)
已繳香港利得稅	(2,445)	(2,824)
已繳海外利得稅	(265)	(188)
已付利息	(72,617)	(82,948)
經營業務產生(耗用)之現金淨額	284,105	(254,496)
投資業務		
購買物業、機器及設備	(17,500)	(13,937)
出售物業、機器及設備所得款項	9,526	718
購買投資證券	(4,817)	(9,840)
出售投資證券所得款項	9,840	–
股息收入	494	–
收購附屬公司額外權益	(2,449)	(715)
已抵押存款增加	(10,022)	(509)
已收利息	1,345	2,529
投資業務耗用之現金淨額	(13,583)	(21,754)

綜合權益變動表

截至二零零三年三月三十一日止年度

	股本 千港元	股份溢價 千港元	投資重估儲備 千港元	資產重估儲備 千港元	商譽儲備 千港元	特殊儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	總額 千港元
於二零零一年四月一日	65,677	281,339	(12,602)	34,830	(109,611)	9,800	–	364,407	633,840
未於收益表確認之重估增值(減值)淨額	–	–	5,140	(6,668)	–	–	–	–	(1,528)
購回及註銷股份	(56)	(112)	–	–	–	–	–	–	(168)
以溢價發行股份	70	163	–	–	–	–	–	–	233
本年度淨溢利	–	–	–	–	–	–	–	80,128	80,128
已付二零零一年度末期股息	–	–	–	–	–	–	–	(19,326)	(19,326)
於二零零二年三月三十一日	65,691	281,390	(7,462)	28,162	(109,611)	9,800	–	425,209	693,179
重估之重估增值(減值)淨額	–	–	3,706	(1,464)	–	–	–	–	2,242
折算本集團海外業務產生之匯兌差額	–	–	–	–	–	–	2,539	–	2,539
未於收益表確認之收益(虧損)淨額	–	–	3,706	(1,464)	–	–	2,539	–	4,781
以溢價發行股份	5,398	14,671	–	–	–	–	–	–	20,069
本年度淨溢利	–	–	–	–	–	–	–	94,351	94,351
已付二零零二年度末期股息	–	–	–	–	–	–	–	(28,280)	(28,280)
於二零零三年三月三十一日	71,089	296,061	(3,756)	26,698	(109,611)	9,800	2,539	491,280	784,100

商譽儲備包括與商譽有關之26,302,000港元(二零零二年：26,302,000港元)及與負商譽有關之135,913,000港元(二零零二年：135,913,000港元)。

本集團之保留溢利包括由本集團聯營公司保留之1,816,000港元(二零零二年：1,997,000港元)。

本集團之特殊儲備，乃指本公司根據一九九四年集團重組進行收購之附屬公司股份於收購當日之面值與本公司行進行換股股份面值之差額。

本公司資產負債表

於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
於附屬公司之權益	17	441,372	442,377
投資證券	19	5,100	5,100
		446,472	447,477
流動資產			
其他應收款項		55	–
可收回稅項		819	489
銀行結存及現金		100	76
		974	565
資產總值		447,446	448,042
資本及儲備			
股本	31	71,089	65,691
股份溢價及儲備	34	376,357	382,351
股東資金		447,446	448,042

董事
黃裕培

董事
鄭乃銘

綜合資產負債表

於二零零三年三月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
非流動資產			
物業、機器及設備	14	310,415	333,978
投資物業	15	55,930	61,400
負商譽	16	(2,549)	(1,324)
於聯營公司之權益	18	435	1,522
投資證券	19	27,767	29,084
非流動應收款項	20	—	6,435
		391,998	431,095
流動資產			
存貨	21	685,168	802,994
貿易及其他應收款項	22	731,143	629,168
已投保之貿易應收款項	23	204,828	159,602
墊款予供應商	24	5,115	55,991
聯營公司欠款	25	5,113	6,077
與一間聯營公司之貿易應收款項	25	137,309	150,053
可收回稅項		1,494	703
已抵押存款	26	11,167	1,145
銀行結存及現金		210,434	99,232
		1,991,771	1,904,965
流動負債			
貿易及其他應付款項	27	372,146	275,982
已投保貿易應收款項之貼現融資		178,597	191,472
稅項		2,461	3,071
銀行借貸	28	704,200	785,600
其他借貸	29	—	63,278
		1,257,404	1,319,403
流動資產淨值		734,367	585,562
總資產減流動負債		1,126,365	1,016,657
非流動負債			
銀行借貸	28	70,499	68,955
少數股東權益		268,616	251,528
遞延稅項	30	3,150	2,995
資產淨值		784,100	693,179
資本及儲備			
股本	31	71,089	65,691
股份溢價及儲備		713,011	627,488
股東資金		784,100	693,179

第24頁至64頁之財務報表已於二零零三年七月十七日獲董事會批准及授權刊發，並由下列董事代表簽署：

董事 [illegible]　　　　董事 [illegible]

綜合收益表

截至二零零三年三月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	4	3,849,254	3,547,005
銷售成本		(3,472,783)	(3,184,858)
毛利		376,471	362,147
其他經營收入	5	19,536	22,083
銷售及分銷支出		(62,370)	(57,064)
行政支出		(135,134)	(129,026)
其他經營支出	6	(2,365)	(7,642)
經營溢利	7	196,138	190,498
財務支出	8	(72,628)	(82,780)
		123,510	107,718
所佔聯營公司業績		1,219	2,177
除稅前溢利		124,729	109,895
稅項	10	(1,430)	(3,721)
未計少數股東權益前溢利		123,299	106,174
少數股東權益		(28,948)	(26,046)
本年度淨溢利	11	94,351	80,128
股息			
建議末期股息	12	31,999	28,280
		二零零三年 港仙	二零零二年 港仙
每股盈利	13		
基本		13.6	12.2
攤薄		13.4	12.0

核數師報告

致太平洋恩利國際控股有限公司列位股東
(於百慕達註冊成立之有限公司)

本行已完成審核載於第24至第64頁按照香港普遍採用之會計原則編製之財務報表。

董事及核數師各自之責任

貴公司之董事須編製真實與公平之財務報表。在編製該等財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任，是根據本行審核工作結果，對該等財務報表表達獨立意見，並向 閣下作出報告。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製財務報表時所作出之重大估計和判斷，所釐定之會計政策是否適合 貴公司及 貴集團之情況，以及有否貫徹應用並足夠披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必須之資料及解釋為目標，使本行能獲得充分之憑證，就該等財務報表是否存有重大的錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列之意見建立合理之基礎。

意見

本行認為，該等財務報表均真實而公平地反映 貴公司及 貴集團於二零零三年三月三十一日之財務狀況，以及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例規定之披露要求而妥為編製。

德勤•關黃陳方會計師行
執業會計師
二零零三年七月十七日

捐款

本集團於年內所作之慈善捐款達934,000港元。

公司管治

除非執行董事並無特定任期外，本公司於截至二零零三年三月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則(「最佳應用守則」)之規定。根據本公司之公司細則，董事(包括本公司之非執行董事)將平均每三年輪值告退，而彼等之委任將於重選時再作審定。董事認為此舉與最佳應用守所載指引之宗旨相同。

核數師

本公司將於即將舉行之股東週年大會提呈重新委聘德勤•關黃陳方會計師行為本公司核數師之決議案。

代表董事會

黃裕翔
董事總經理

二零零三年七月十七日

購買股份及債券之安排

除上文披露者外，本公司、其控股公司或其任何附屬公司於年內概無訂立任何安排，使本公司董事能透過購買本公司或其他法人團體之股份或債券而獲得利益。

董事於重大合約之權益

除財務報表附註41所披露者外，本公司、其控股公司或其任何附屬公司概無訂立與本公司董事直接或間接擁有重大權益而於年終或年內任何時間仍然生效之任何重大合約。

主要股東

於二零零三年三月三十一日，根據披露權益條例第16(1)條規定下須保存之主要股東登記冊上所示，除上文所披露若干董事之權益外，概無其他人士持有本公司已發行股本10%或以上權益。

除上文披露者外，就本公司所知，於二零零三年三月三十一日，並無任何其他權益佔本公司已發行股本10%或以上。

關連交易

本集團亦與National Fish & Seafood Inc.（「NFS」）及其附屬公司（本集團擁有其60%之應佔權益），以及太平洋恩利（控股）有限公司（「恩利控股」）及其附屬公司（本集團擁有其63%之應佔權益）進行下列交易。

	千港元
支付予NFS之股息	494
銷售予NFS及其附屬公司之冷凍海產食品	5,760
向NFS及其附屬公司購買冷凍海產食品	16,908
收取NFS及其附屬公司之利息收入	163
支付予恩利控股及其附屬公司之行政開支	2,528
收取恩利控股及其附屬公司之行政收入	7,342
收取恩利控股及其附屬公司之利息收入	180

利息收入乃根據恩利控股及其附屬公司，以及NFS及其附屬公司分別結欠之款額以介乎1.70%至5.42%之年利率計算。而收取恩利控股及其附屬公司之行政收入及向其支付之行政開支，則根據當恩利控股之股份於新加坡證券交易所有限公司上市時，於一九九六年九月三日所簽訂之管理協議計算。冷凍海產食品乃按市場價格銷售，倘無市場價格，則按成本加若干溢利百分比計算。該等交易乃按日常及一般業務進行。

年內，本公司就NFS及其附屬公司獲授予之132,834,000港元及就恩利控股及其附屬公司獲授予之333,500,000港元銀行信貸向若干往來銀行作出擔保。本公司所作擔保為日常及一般業務中進行。

此外，恩利控股及其附屬公司就本集團及本公司獲授予之銀行信貸266,975,000港元向若干銀行作出擔

董事及主要行政人員之權益－續

(ii) 認購權計劃

認購權變動之詳情載於財務報表附註32。

董事及僱員擁有可認購本公司股份之認購權個人權益如下：

	認購權可予行使期間	每股認購價 港元	授出日期	所持認購權數目 於二零零二年四月一日未行使	年內已行使	年內已失效	於二零零三年三月三十一日未行使
第1類：董事							
鄭鳳英	二零零零年八月二十一日至二零零五年八月二十日	0.3336	二零零零年二月二十一日	10,000,000	(10,000,000)	–	–
黃裕翔	二零零零年八月二十一日至二零零五年八月二十日	0.3336	二零零零年二月二十一日	16,000,000	(16,000,000)	–	–
黃裕桂	二零零零年八月二十一日至二零零五年八月二十日	0.3336	二零零零年二月二十一日	10,000,000	(10,000,000)	–	–
黃裕培	二零零零年八月二十一日至二零零五年八月二十日	0.3336	二零零零年二月二十一日	8,000,000	(8,000,000)	–	–
黃培圓	一九九九年七月十一日至二零零四年七月十日	1.1168	一九九七年七月十日	600,000	–	–	600,000
	二零零二年二月二十一日至二零零七年二月二十日	0.3336	二零零零年二月二十一日	2,000,000	(2,000,000)	–	–
鄭乃銘	一九九八年十月二十五日至二零零三年十月二十四日	0.9440	一九九六年十月二十四日	2,000,000	–	–	2,000,000
	二零零零年八月二十一日至二零零五年八月二十日	0.3336	二零零零年二月二十一日	4,000,000	–	–	4,000,000
董事所持認購權總數				52,600,000	(46,000,000)	–	6,600,000
第2類：僱員	一九九七年十月二十五日至二零零二年十月二十四日	0.9440	一九九六年十月二十四日	100,000	–	(100,000)	–
	一九九八年十月二十五日至二零零三年十月二十四日	0.9440	一九九六年十月二十四日	3,250,000	(2,650,000)	–	600,000
	一九九九年十月二十五日至二零零四年十月二十四日	0.9440	一九九六年十月二十四日	300,000	(300,000)	–	–
	二零零零年十月二十五日至二零零五年十月二十四日	0.9440	一九九六年十月二十四日	400,000	(400,000)	–	–
	二零零一年二月二十一日至二零零六年二月二十日	0.3336	二零零零年二月二十一日	4,000,000	(4,000,000)	–	–
	二零零二年二月二十一日至二零零七年二月二十日	0.3336	二零零零年二月二十一日	600,000	(600,000)	–	–
僱員所持認購權總數				8,650,000	(7,950,000)	(100,000)	600,000
授出認購權總數				61,250,000	(53,950,000)	(100,000)	7,200,000

年內，本公司概無授出認購權。

除上文披露者外，概無董事、主要行政人員或其聯繫人士於本公司或其任何聯營公司（定義見披露權益條例）之任何證券擁有任何個人、家族、公司及其他權益；年內，概無董事、主要行政人員或其等之配偶及十八歲以下之子女有權認購本公司證券或行使此等權利。

董事之服務合約

黃裕翔、鄭鳳英、黃裕桂、黃裕培及鄭乃銘均各自與本公司之附屬公司簽署服務協議。此等服務協議有效至因事故或其中一方給予不少於一年之書面通知予以終止協議為止，惟鄭乃銘之服務協議需要不少於六個月之書面通知。

除上述披露者外，擬於即將舉行之股東週年大會上膺選連任之董事，均無與本集團訂立本集團不得於一年內予以終止而不給予賠償(法定賠償除外)之服務合約。

董事及主要行政人員之權益

(i) 股份

於二零零三年三月三十一日，根據香港證券(披露權益)條例(「披露權益條例」)第29條規定下本公司存置之登記冊所示，董事及彼等之聯繫人士(定義見披露權益條例)擁有本公司股份之權益如下：

董事姓名	*所持普通股及認股權證數目* *個人權益*	*家族權益*	*公司權益*
黃垂豐			
一股份	—	—	375,487,865 *(附註a)*
一認股權證	—	—	75,097,573 *(附註a)*
鄭鳳英			
一股份	10,000,000	—	—
一認股權證	2,000,000	—	—
黃裕翔			
一股份	16,000,000	422,000 *(附註b)*	—
一認股權證	3,200,000	84,400 *(附註b)*	—
黃裕桂			
一股份	10,000,000	—	—
一認股權證	2,000,000	—	—
黃裕培			
一股份	8,000,000	—	—
一認股權證	1,600,000	—	—
黃培圓			
一股份	2,480,000	—	—
一認股權證	496,000	—	—
鄭乃銘			
一股份	1,454,400	—	—
一認股權證	290,880	—	—

附註：

(a) 該等股份以N.S. Hong Investment (BVI) Limited名義登記，黃垂豐先生則因N.S. Hong Investment (BVI) Limited一向按其指示行動而被視為擁有該等股份之權益。

(b) 該等股份由黃裕翔之配偶所持有。

附屬公司及聯營公司

於二零零三年三月三十一日，本公司各主要附屬公司及本集團聯營公司之詳情分別載於財務報表附註42及43。

購買、出售或贖回本公司上市股份

年內，本公司或其任何附屬公司概無購買、出售或購回任何本公司上市股份。

股本、認購權及認股權證

有關股本、認購權及認股權證之變動詳情分別載於財務報表附註31、32及33。

優先購買權

本公司之公司細則及百慕達法例概無有關優先購買權之規定。

借貸

本集團銀行借貸之詳情載於財務報表附註28。

年內，本集團概無將任何利息撥充資本。

董事

年內及截至本報告刊發日期本公司之董事為：

執行董事：
黃垂豐*（主席）*
黃裕翔*（董事總經理）*
鄭鳳英
黃裕桂
黃裕培
黃培圓
鄭乃銘

獨立非執行董事：
劉嘉彥
郭琳廣

根據本公司細則規定，鄭鳳英、劉嘉彥及郭琳廣須輪值告退，惟彼等願膺選連任。其他董事將繼續留任。

董事會報告

董事會欣然呈報本公司截至二零零三年三月三十一日止年度年報及經審核之財務報表。

主要業務

本公司乃為一家投資控股公司，並為本集團屬下公司提供企業管理服務。其附屬公司主要從事全球採購、岸上加工及國際分銷多種冷凍海產食品、海上燃料買賣及提供船務與代理服務。

本集團之營業額及經營溢利按主要業務及市場劃分載於財務報表附註4。

客戶及供應商

本集團最大之五名客戶合共約佔本集團營業額約37.4%，其中最大之一名客戶佔11.8%；本集團最大之五名供應商合共佔本集團總採購額約34.4%，其中最大供應商則佔13.4%。

於年內任何時間，本公司概無任何董事、彼等之聯繫人士或據本公司董事會所知持有本公司股本5%以上之股東，在本集團最大之五名客戶或供應商中擁有任何權益。

業績及溢利分配

本集團截至二零零三年三月三十一日止年度之業績載於第24頁之綜合收益表內。

董事會建議派發予於二零零三年九月十七日營業時間結束時名列本公司股東名冊之股東，末期股息每股4.5港仙，合共31,999,000港元，並保留本年度之餘下溢利62,352,000港元。

物業、機器及設備

年內，本集團耗資約17,500,000港元於物業、機器及設備，主要用作擴充位於中華人民共和國（「中國」）廠房之生產能力。

有關上述及本集團物業、機器及設備之其他變動詳情載於財務報表附註14。

投資物業

本集團已於二零零三年三月三十一日重估其投資物業。

本集團投資物業之變動詳情載於財務報表附註15。

非執行董事

郭琳廣先生，太平紳士，四十七歲，香港執業律師，現為郭葉律師行之主管合夥人，同時具有澳洲、英國及新加坡之執業律師資格。郭先生亦為香港會計師公會及澳洲註冊會計師會資深會員。郭先生畢業於澳洲悉尼大學，並分別取得經濟學士學位(主修會計及經濟)、法律學士學位及法律碩士學位。

郭先生現為消費者委員會副主席、瑪嘉烈醫院管治委員會委員、交通意外傷亡援助諮詢委員會委員及貿易及工業諮詢委員會委員，亦為中華人民共和國廣西自治區政協委員。

劉嘉彥先生，四十七歲，香港執業會計師。劉先生於一九七九年畢業於加拿大英屬哥倫比亞大學，自一九八二年成為加拿大艾伯塔省會計師公會之會員，並自一九八六年起成為香港會計師公會之會員。劉先生於一九八零年至一九八六年間曾任職卡加里及渥太華之Thorne Riddell，目前則為執業會計師劉白會計師事務所有限公司之執業董事。

董事會成員簡介

執行董事

黃垂豐先生，六十八歲，本公司之創辦人兼主席。黃先生現時就本集團整體政策提供意見，彼在商品及其他產品貿易方面已累積超過四十年經驗，其中包括二十年從事海產業務之經驗。

黃裕翔先生，四十四歲，本公司之董事總經理，負責本集團整體政策、策略規劃、發展、投資及整體管理。黃先生畢業於美國路易西安那州之巴滕魯日市路易西安那州立大學，主修國際貿易及金融，且在海產食品貿易方面擁有超過二十年經驗。彼於一九八六年加入本公司，在此之前，彼亦於船務代理業務租賃及營運往返亞洲港口之遠洋輪船方面擁有經驗。

鄭鳳英女士，六十七歲，本公司之執行董事，負責行政總務及策略規劃。鄭女士於一九八六年加入本集團，在行政及財務投資方面擁有超過二十六年經驗。

黃裕桂先生，四十二歲，本公司之執行董事，負責所有於中國之冷凍海產及蔬菜產品生產工作。黃先生於美國路易西安那州夏文市之Southeastern Louisiana University修讀。由一九八三年至一九八九年，黃先生為台灣一家漁業貿易公司之總裁。一九八九年，黃先生加入本集團，出任中國業務總經理，負責中國業務之日常運作和貿易事務，以及負責在南美洲、印度、中國和俄羅斯採購冷凍海產食品。於一九九四年，黃先生辭任本公司，及後於一九九六年三月再次加入本集團。

黃裕培先生，四十歲，本公司之執行董事，負責在中國以外地區銷售及推廣本集團冷凍海產食品。黃先生畢業於美國路易西安那州新奧良Loyola University，主修工商管理，在海產食品貿易業務方面擁有逾十六年經驗。黃先生於一九八七年加入本公司，在此之前，彼曾在台灣一家漁業貿易公司任職貿易經理達三年。

黃培圓女士，三十歲，本公司之執行董事，負責採購在中國市場銷售之冷凍海產，並負責國際銷售及將冷凍海產推銷至中國以外其他市場。黃女士畢業於美國Bloomington Indiana University，於一九九五年加入本集團。

鄭乃銘先生，三十九歲，本公司之財務董事兼公司秘書，負責公司財政工作及整體財務管理及規劃。鄭先生畢業於香港大學，主修社會科學，並為香港會計師公會之會員。鄭先生於一九九四年初加入本公司，在此之前，彼曾於香港一家國際會計師行工作超過六年。

展望－續

市場推廣

本集團向歐洲及北美客戶推出之各項適時供貨計劃，已證明可向客戶提供更佳之物流服務。最為重要者，適時供貨計劃可促進本集團與客戶之間的密切夥伴關係。本集團擬在未來年度推出更多適時供貨計劃。

蔬菜

自二零零三年四月起，本集團已透過擴大中國承包栽種規模，而對蔬菜原料供應來源取得更大控制。鑒於其蔬菜產品在整個北半球漸受歡迎，本集團正評估將蔬菜加工營運遷往較大設施之可能性。

融資

本集團於本年度之資產負債比率有所下降。本集團擬推行一套新庫存和管制措施以縮短魚柳及魚切塊之平均庫存期從而減低銀行借貸水平。管理層致力增加本集團流動資金以滿足其營運及投資需要。

致謝

本人謹藉此機會代表董事會，向各客戶、供應商、往來銀行、業務夥伴、股東及僱員之不斷支持表示衷心謝意。太平洋恩利能於今日宣佈此項成績，全賴各位之貢獻與協助。本人亦向所有與本集團合作之漁民朋友致謝，太平洋恩利得以經常向全球各地客戶交付優質鮮魚及海鮮產品，全賴諸位努力不懈及盡忠職守。

回顧本集團以往之表現，本集團每能實踐對股東所作之承諾，我們對此深感自豪。這些承諾包括確保太平洋恩利之業務有利可圖及持續向股東派發年度股息。除於一九九九年財政年度本集團之業務受到超出我們控制範圍之外圍因素影響外，本集團於其後每年均錄得雙位數之純利增長並向股東派發與本集團表現相符之股息。今年，在不穩定之經營條件下，本集團表現依然理想，但我們不會自滿。新財政年度將帶來新挑戰，一如既往，我們將不斷謀求各種方法提升太平洋恩利之股東價值。

董事總經理
黃裕翔
謹啟

二零零三年七月十七日

展望

太平洋恩利對產品質素及營運效益的堅決承諾，在未來歲月，繼續增強本集團之競爭優勢。本集團將共同努力，繼續推行新業務策略、改善物流服務及合理調整集團經營成本以強化營利率。同時，本集團將會加強與客戶及供應商之關係，從而建立更緊密之聯繫。本集團藉海產與蔬菜產品之優良品質及準時付運在全球取得龐大市場佔有率。本集團現被視為由中國向北美、西歐、日本及其他海外市場分銷以及在中國本土分銷冷凍食品之供應商翹楚之一。

食品安全

為支援其擴展策略，本集團最近在中國設立一間先進微量殘留物分析實驗室。該間在中國獨一無二之實驗室設置最先進之分析儀器，採用與英國政府機構Central Science Laboratory（「CSL」）共同開發並獲國際鑒定之方法進行分析。該實驗室擁有在中國運用CSL營運經驗之專利權。CSL並承諾對該實驗室提供最新分析方法及技術程序。因此，該實驗室將可取得最新技術，以確保本集團產品能符合任何可預見之國際立法之要求。為更有效益地利用該等在中國唯本集團獨有之資源，本集團亦為其他食品製造商提供服務，讓彼等亦可在中心內測試其產品。

採購

中國仍為太平洋恩利持續發展之主要動力。中國人均國內生產總值繼續增加及生活水準改善，意味消費者要求所購產品之質素要有所提升。為能持續滿足此要求，本集團將深化整合其採購業務。本集團現正評估在世界各地參與捕魚業務之可行性。

加工

隨著客戶需求持續增長，本集團正興建新廠，提升加工能力。新加工設施現正興建中，預期將於二零零四年年底前投產。該中心將增加本集團生產力，加強本集團生產規模，並使本集團在生產增值產品上更具靈活性。本集團也將增加增值產品的加工量及擴大種類的多樣化。此外，本集團計劃透過在中國內訂立加工協議擴大集團加工範圍。本集團之加工廠自二零零三年四月起已由17間增至20間。藉改善該等營運效率，本集團在世界市場之地位將獲得進一步鞏固。

營運回顧 – 續

市場分析 – *續*

加工 – 續

魚柳及魚切塊之需求殷切意味著本公司所有加工廠均全面運作。在二零零三年財政年度內，本集團售出了75,000公噸的魚柳及魚切塊，較二零零二年財政年度的70,000公噸增加7.2%。

蔬菜和種植部

蔬菜銷售錄得營業額40,000,000港元，較二零零二年財政年度增加14.5%。西歐市場為蔬菜業務發展之核心，佔其總銷售額70%。最受歡迎產品為菠菜、西蘭花和洋葱，該等產品需要運用在中國具備高手藝但成本低廉的勞工生產。儘管蔬菜銷售與本集團海產業相比仍屬微不足道，但本集團充滿信心，透過擴充業務規模，該業務將會對本集團日後發展作出穩定貢獻。

流動資金及財務資源

於二零零三年三月三十一日，本集團之銀行借貸減少16%，由二零零二年之918,000,000港元降至二零零三年之775,000,000港元。債務淨額與股東權益比率亦由二零零二年財政年度之87%，降至二零零三年財政年度之53%。於二零零三年三月三十一日，手頭現金增加121%至222,000,000港元。本集團流動資金狀況更穩健，且具備充足財務資源，將為本集團日後發展提供堅實基礎。

由於本集團並無任何重大未對沖外幣交易，故本集團所面對之外匯風險甚微。本集團以自然對沖、遠期合約及期權，積極抵禦外匯風險。

於二零零三年三月三十一日，本集團有總面值分別約162,000,000港元及18,000,000港元之已抵押土地及樓宇和投資物業，作為若干銀行向本集團授出物業按揭貸款之抵押品。

為數7,000,000港元之已投信用保之貿易應收款項已抵押予若干銀行以取得應收款項貼現信貸。

此外，若干附屬公司之股份亦已抵押予銀行以取得存貨循環信貸。

於二零零三年三月三十一日，具追索權之貼現票據為421,000,000港元。

僱員及酬金

於二零零三年三月三十一日，本集團僱用約5,000名僱員。

本集團深明僱員對業務貢獻之重要性。本集團根據行業標準釐定薪酬待遇，並會每年作出檢討。本集團可按照僱員個別表現及本集團業績向僱員發放花紅，其他員工福利包括醫療津貼及強制性公積金。本公司及其非全資附屬公司太平洋恩利(控股)有限公司各設有僱員認購權計劃，可按選定之合資格僱員對本公司之貢獻向其授出認購權。

營運回顧－續

市場分析－*續*

北美市場依然為本集團之主要市場，佔總銷售額23.5%。於二零零三年財政年度，銷售額增加4.4%，由二零零二年財政年度867,800,000港元增加至905,800,000港元。由於經濟疲弱以及美國破產案例增加，雖然對美國之所有銷售均已投保信用保險，但本集團與客戶進行交易時仍加倍審慎。為盡量減低風險，並滿足本公司在西歐市場之較大需求，本公司將部份銷往北美市場之魚柳和魚切塊轉銷到歐洲市場。因此，在二零零三年財政年度下半年北美銷售額減少至490,000,000港元，而二零零二年財政年度下半年則為651,000,000港元。

日本銷售額出現11.6%之穩定增長，由二零零二年財政年度154,300,000港元增加至二零零三年財政年度172,300,000港元。雖然日本並非本集團之主要市場，僅佔總銷售額4.5%，但日本仍是穩定開發中之市場。

產品分析

海產部

太平洋恩利之海產部已臻成熟，成為世界主要冷凍海產生產商兼供應商之一。憑藉整合而精密之運作，本公司在世界各地採購，生產及分銷不同的海產產品。

貿易

二零零三年財政年度，本集團共售出約168,000公噸海產。雖然銷售數量較二零零二年財政年度處理的198,000公噸下降，但銷售額卻增加3.6%，達到21.1億港元。主要售予中國市場之冷凍魚類繼續為本集團營業額之最大貢獻者，佔總銷售額55%。

本集團於二零零三年財政年度上半年之貿易銷售額較二零零二年財政年度同期下跌1.4%。此乃由於客戶暫時調整訂單而令在中國的銷售額下降所致。於年內下半年，隨著客戶調整其採購計劃，銷售額已回升至正常水準。

由於中國政府在二零零二年十二月收緊進口許可證批核手續，令本公司客戶辦理進口許可證之過程延長，故此，本公司對中國客戶之銷售受到延誤。儘管出現上述兩種情況，本公司之收入因高價值產品之銷售額增加而有所增加。

加工

魚柳及魚切塊之銷售額增加15.9%，由二零零二年財政年度14.5億港元增加至二零零三年財政年度16.9億港元。二零零三年財政年度上半年，魚柳及魚切塊之銷售額增加4.7%至678百萬港元。二零零三年財政年度下半年，魚柳及魚切塊之銷售額增加24.9%至1,007百萬港元。二零零三年財政年度下半年之銷售額激增是因為歐盟委員會解除進口禁令，使本公司可以恢復運貨至西歐。由於中國之加工環境較大部份地區更具競爭力，所以在各地的魚柳及魚切塊之加工工序正持續地轉移至中國。這趨勢令本集團的銷售保持強勁發展。

業務回顧－續

於二零零三年財政年度下半年，本集團注意到中國之法例及監管出現迅速變動，尤其有關食品進口方面。雖然過往中國當局在這方面並無限制，但當局收緊監管從以確保進口食品之品質及可作出追溯。於二零零二年年底，客戶購買進口魚類現須持有由中華人民共和國出入口檢驗檢疫局發出之進口許可證，方可向供應商訂貨購買。此舉令中國市場之銷售額暫時受到延誤，因為客戶需要更多時間辦理所需進口許可證。

儘管年內營商環境困難，但本公司之整體冷凍海產市場之消費持續增加，其中部份原因乃本公司採取較廣泛之銷售策略，以及本公司堅持不斷提升加工能力之政策所致。太平洋恩利不僅繼續維持良好業績，而且達致更穩健之財政狀況。

營運回顧

市場分析

中國依然是本集團之主要收入來源，佔本集團本年度總銷售之50%。因中國國民生活水平逐漸提高及對追求優質及營養食品，所以對本公司多元化之產品之需求亦不斷增加。中國市場銷售額增加6.2%至19.3億港元，二零零二年財政年度的銷售額則為18.2億港元。

二零零一年十一月引進透過保稅倉庫進行銷售，有效縮短付運時間，提高本集團業務之彈性及靈活性。同時，亦方便本集團向小規模採購之買家供貨，從而擴大客戶基礎。然而，引入上述創新分銷安排使本集團在中國之銷售額出現暫時倒退。二零零三年財政年度上半年，本集團之銷售額較二零零二年財政年度同期下跌8.1%。此乃由於客戶採購習慣由提前訂貨及大批採購模式轉為適時購買。但於二零零三年財政年度下半年，隨著客戶對其採購計劃作出適當調整，本集團之銷售額相應增加。

於二零零二年年底，中國政府收緊冷凍魚進口許可證之批核手續。故此，本公司之客戶現時在簽訂任何採購合約之前必須先辦理進口許可證。這意味著本公司對中國市場之銷售受到暫時性阻延，原因為本公司之客戶需花更多時間辦理所需進口文件。儘管如此，本公司之分銷安排及開發更廣泛之客戶基礎有助於改善本公司之銷售數字。令人興奮的是，整體而言，中國銷售額由二零零二年財政年度下半年11.4億港元增加至二零零三年財政年度下半年12.8億港元，增幅達15.0%。

繼歐洲委員會解除禁止進口中國來源地之人類或動物食用之動物產品後，西歐銷售額顯著回升。二零零二年七月解除禁令後，西歐銷售額急升110%，由二零零二年財政年度下半年237,500,000港元增加至二零零三年財政年度下半年499,400,000港元。總體而言，二零零三年財政年度之銷售額增加20.5%，由二零零二年財政年度656,800,000港元增加至791,200,000港元，佔總銷售額20.6%。

借貸總額


百萬港元
1,000
800
600
400
200
0
518
918
775
2001
2002
2003
於三月三十一日

資產負債比率


%
100
80
60
40
20
0
61
87
53
2001
2002
2003
於三月三十一日

於二零零三年三月三十一日，貸款總額由二零零二年918,000,000港元下降至二零零三年775,000,000港元，減少16%。債務淨額與股東權益比率由二零零二年87%下降至二零零三年53%。於二零零三年三月三十一日，手頭現金增加至222,000,000港元，二零零二年則為100,000,000港元。流動資金穩健及財務資源充裕，為本集團之未來擴展奠下穩健基礎。債務淨額乃指計息借款減已投保貿易應收賬款之貼現墊款及於財務機構之現金及存款。股東權益包括股東資金及少數股東權益。

溢利分配

貫徹本集團之股息政策，董事會建議向股東分派本集團純利之三分之一作為全年股息。就此，已建議向股東宣派末期股息每股普通股4.5港仙。

業務回顧

於二零零三年財政年度，反覆不定之營商環境為本集團帶來許多挑戰。政府政策推陳出新、經濟放緩導致信貸風險攀升，正考驗著本集團之應變能力。全球經濟持續放緩對西歐及北美市場造成衝擊。西歐失業率上升及引入歐元，使很多歐洲國家之消費者普遍感到不安。油價上升亦導致本集團海運費用整體上升20%。

歐盟對中國來源地之所有動物產品實施進口禁令，影響到本公司在二零零三年財政年度上半年對西歐的銷售。在實施禁運期間，中國政府落實連串措施，以確保食品安全，包括檢查每一間加工廠。儘管進口禁令已於二零零二年七月解除，但本集團對歐盟的出口於二零零二年十月前才全面恢復。


倍
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.98
2.30
2.70
2001
2002
2003

三月三十一日年結

利息盈利率

由於本集團之營利率增加，利息盈利率由去年2.30倍改善至2.70倍。


天
100
80
60
40
20
0
59
92
72
2001
2002
2003

三月三十一日年結

存貨週轉期

存貨週轉期由92天減少至72天。在二零零二財政年度，由於歐盟禁止進口中國來源地之動物產品，加上俄羅斯政府減少本集團其中一種主要魚種阿拉斯加狹鱈漁撈配額而導致捕魚期延遲及縮短，以致存貨量暫時增加。由於進口禁令已經解除，且今年的阿拉斯加狹鱈漁撈配額已經增加，因此本集團之存貨減少14.7%至685,000,000港元。


天
100
80
60
40
20
0
78
48
47
2001
2002
2003

三月三十一日年結

應收賬款週轉期

應收賬款週轉期為47天，與去年48天一致。


百萬港元
1,000
800
600
400
200
0
614
693
784
2001
2002
2003
於三月三十一日

股東資金

股東資金增加13.13%至784,000,000港元。


%
15
12
9
6
3
0
8.95
11.56
12.03
2001
2002
2003
三月三十一日年結

股東資金回報率

由於盈利能力獲得改善，股東資金回報率由去年11.56%增加至本年度12.03%。


港元
1.15
1.10
1.05
1.00
0.95
0.90
0.85
0.97
1.06
1.10
2001
2002
2003
於三月三十一日

每股資產淨值

每股資產淨值增加3.8%至1.10港元。

毛利率


%
15
12
9
6
3
0
10.80
10.21
9.78
2001
2002
2003

三月三十一日年結

純利率


%
5
4
3
2
1
0
2.87
2.99
3.20
2001
2002
2003

三月三十一日年結

毛利率由二零零二年10.21%下降至二零零三年9.78%。此乃由於低利率環境所致，使得本集團調整其售價讓顧客獲得節省利益的優惠。儘管如此，純利率仍繼續增長，由2.99%增加至3.20%，反映出本集團從縱合企業運作及減省利息支出中獲得之利益。


港仙
15
12
9
6
3
0
8.6
12.2
13.6
2001
2002
2003

三月三十一日年結

每股盈利

年內每股盈利為13.6港仙，與二零零二年12.2港仙比較，增加了11.6%，這反映出本公司盈利能力增強。

董事總經理報告及業務分析

本人欣然呈報太平洋恩利國際控股有限公司(「太平洋恩利」)或「本公司」)及其附屬公司(「本集團」)截至二零零三年三月三十一日止年度健全的營運及財務業績。

財務摘要



百萬港元
5,000
4,000
3,000
2,000
1,000
0
2,671
3,547
3,849
2001
2002
2003

三月三十一日年結

營業額

於二零零三年財政年度，本集團之營業額增加8.5%至3,800,000,000港元。營業額增長主要由於目前市場對冷凍海產之需求增加。

經營溢利



百萬港元
250
200
150
100
50
0
162
190
196
2001
2002
2003

三月三十一日年結

股東應佔溢利



百萬港元
100
80
60
40
20
0
57
80
94
2001
2002
2003

三月三十一日年結

二零零三年財政年度內，本集團之盈利能力獲得改善。經營溢利增加3.0%至196,000,000港元。股東應佔溢利由二零零二年財政年度80,128,000港元增加至二零零三年財政年度94,351,000港元，增幅為17.8%。

業務架構


太平洋恩利國際控股有限公司
資源發展及貿易部
加工及分銷售
捕撈及種植部
運輸及船務代理
全球採購及供應
海產加工業務
市場推廣部
分銷部
中國加工業務
船務代理部
物流供應
船舶租賃部
運輸船舶
採購部
國際採購業務
俄羅斯業務
供應部
國際銷售業務
中國銷售業務
北美加工業務
National Fish & Seafood, Inc. (60%)
中國加工業務
分包加工部
中國十六家分包加工廠
直接加工部
三家自營工廠
北美銷售業務
歐洲銷售業務
中國銷售業務
北美分銷部
National Fish & Seafood, Inc. (60%)
中國分銷業務
Pelican Food
歐洲分銷業務

公司資料

董事會

執行董事

黃垂豐　*主席*
黃裕翔　*董事總經理*
鄭鳳英
黃裕桂
黃裕培
黃培圓
鄭乃銘

非執行董事

郭琳廣
劉嘉彥

審計委員會

郭琳廣
劉嘉彥

公司秘書

鄭乃銘

律師

麥堅時律師行

核數師

德勤 • 關黃陳方會計師行

主要往來銀行

Bank Mandiri
中國銀行
東方滙理銀行
恒生銀行
滙豐銀行
荷蘭合作銀行
渣打銀行

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM12 Bermuda

主要辦事處

香港
干諾道西188號
香港商業中心
3201-3215室

百慕達股份過戶主要登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda

香港股份過戶登記分處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心
地下

公司簡介及宗旨

公司簡介

太平洋恩利國際控股有限公司自一九八六年起從事各種冷凍食品之採購、加工及分銷業務，業務遍及中華人民共和國、北美洲、南美洲、歐洲、非洲及亞洲等全球三十六個國家。本公司之客戶包括批發商、零售商、加工商、再加工商及機構客戶。

本公司於一九九四年在香港聯交所上市，總部位於香港，而辦事處則遍佈中國、新加坡、俄羅斯及北美洲。一九九六年，本集團屬下經營採購及貿易業務之太平洋恩利(控股)有限公司另行在新加坡證券交易所有限公司上市。

公司宗旨

太平洋恩利國際控股有限公司之經營宗旨乃成為一家全面綜合之國際食品公司，透過多元化之分銷網絡，採購、生產、加工及分銷其營養豐富之冷凍食品，以迎合全球注重價值與健康之廣大消費者之需求。

目 錄

太 平 洋 恩 利 國 際 控 股 有 限 公 司